EXHIBIT 1











                        Agreement and Plan of Merger

                                by and among

                               WPP GROUP PLC,

                            YOUNG & RUBICAM INC.

                                    and

                             YORK MERGER CORP.

                          Dated as of May 11, 2000

                             TABLE OF CONTENTS

ARTICLE I  THE MERGER........................................................1

Section 1.1. The Merger......................................................1
Section 1.2. Conversion and Exchange of Shares...............................2
Section 1.3. Surrender and Payment...........................................5
Section 1.4. Company Stock Options...........................................8
Section 1.5. Fractional Shares...............................................9
Section 1.6. The Surviving Corporation......................................10
Section 1.7. Lost, Stolen or Destroyed Certificates.........................11
Section 1.8. Appraisal Rights...............................................11
Section 1.9. Company Escrow Account.........................................12

ARTICLE II  REPRESENTATIONS AND WARRANTIES..................................13

Section 2.1. Representations and Warranties of the Company..................13
             2.1.1.  Organization, Good Standing and Qualification..........13
             2.1.2.  Capital Structure......................................14
             2.1.3.  Corporate Authority, Approval and Fairness Opinion.....15
             2.1.4.  Governmental Filings, No Violations....................16
             2.1.5.  Reports; Financial Statements..........................18
             2.1.6.  Absence of Certain Changes.............................18
             2.1.7.  Litigation and Liabilities.............................19
             2.1.8.  Takeover Statutes......................................20
             2.1.9.  Brokers and Finders....................................20
             2.1.10. Employee Benefit Plans.................................20
             2.1.11. Labor and Employment Matters...........................24
             2.1.12. Licenses...............................................24
             2.1.13. Intellectual Property..................................24
             2.1.14. Rights Agreement.......................................25
             2.1.15. Continuity of Business.................................25
             2.1.16. Compliance with Laws...................................25
             2.1.17. Certain Contracts......................................25
             2.1.18. Tax Treatment..........................................25
             2.1.19. Tax Matters............................................26
Section 2.2. Representations and Warranties of Parent.......................27
             2.2.1.  Organization, Good Standing and Qualification..........27
             2.2.2.  Capital Structure......................................27
             2.2.3.  Corporate Authority and Approval.......................28
             2.2.4.  Governmental Filings, No Violations....................29
             2.2.5.  Reports; Financial Statements..........................30
             2.2.6.  Absence of Certain Changes.............................31
             2.2.7.  Litigation and Liabilities.............................31
             2.2.8.  Takeover Statutes......................................32
             2.2.9.  Brokers and Finders....................................32
             2.2.10. Employee Benefit Plans.................................32
             2.2.11. Labor and Employment Matters...........................35
             2.2.12. Licenses...............................................35
             2.2.13. Intellectual Property..................................35
             2.2.14. Continuity of Business.................................35
             2.2.15. Compliance with Laws...................................36
             2.2.16. Certain Contracts......................................36
             2.2.17. Tax Treatment..........................................36
             2.2.18. Merger Sub's Operations................................36
             2.2.19. Tax Matters............................................36

ARTICLE III  COVENANTS......................................................37

Section 3.1.  Interim Operations of the Company.............................37
Section 3.2.  Interim Operations of Parent..................................41
Section 3.3.  Acquisition Proposals.........................................42
Section 3.4.  Information Supplied..........................................45
Section 3.5.  Meetings......................................................47
Section 3.6.  Filings; Other Actions; Notification..........................47
Section 3.7.  Access........................................................49
Section 3.8.  Publicity.....................................................50
Section 3.9.  Benefits and Other Matters....................................50
              3.9.1. Employee Benefits......................................50
              3.9.2. Director and Officer Indemnification and Insurance.....52
              3.9.3. Directors and Officers of Parent.......................53
Section 3.10. Expenses......................................................54
Section 3.11. Other Actions by the Company and Parent.......................54
              3.11.1. Takeover Statutes.....................................54
              3.11.2. Dividends.............................................54
Section 3.12. Trading/Listing Applications; Establishment of Parent
              Depositary Shares.............................................55
Section 3.13. Letters of Accountants........................................55
Section 3.14. Agreements of Company Affiliates..............................55
Section 3.15. Tax Representation Letters....................................56
Section 3.16. Section 16(b).................................................56
Section 3.17. Employee and No-Sale Agreements to be Entered into by
              Designees.....................................................56
Section 3.18. Headquarters; Name............................................56
              3.18.1. Headquarters of the Parent............................56
              3.18.2. Headquarters of Advertising Agencies of the Company...56
              3.18.3. Name of Parent........................................57
Section 3.19. Convertible Notes.............................................57
Section 3.21  Transition Committee..........................................58

ARTICLE IV  CONDITIONS......................................................59

Section 4.1. Conditions to Each Party's Obligation to Effect the Merger.....59
             4.1.1. Shareholder Approvals...................................59
             4.1.2. Regulatory Consents.....................................59
             4.1.3. Laws and Orders.........................................60
             4.1.4. Effectiveness of Form F-4...............................60
             4.1.5. Listing and Trading.....................................60
Section 4.2. Conditions to Obligations of Parent and Merger Sub.............60
             4.2.1. Representations and Warranties of the Company...........60
             4.2.2. Performance of Obligations of the Company...............61
             4.2.3. Tax Opinion.............................................61
Section 4.3. Conditions to Obligation of the Company........................62
             4.3.1. Representations and Warranties of Parent................62
             4.3.2. Performance of Obligations of Parent....................62
             4.3.3. Tax Opinion.............................................62

ARTICLE V  TERMINATION......................................................63

Section 5.1.  Termination by Mutual Consent.................................63
Section 5.2.  Termination by Either Parent or the Company...................63
Section 5.3.  Termination by the Company....................................64
Section 5.4.  Termination by Parent.........................................64
Section 5.5.  Effect of Termination and Abandonment.........................64

ARTICLE VI  MISCELLANEOUS AND GENERAL.......................................67

Section 6.1.  Survival......................................................67
Section 6.2   Modification or Amendment.....................................67
Section 6.3.  Waiver of Conditions..........................................67
Section 6.4.  Failure or Indulgence not Waiver; Remedies Cumulative.........68
Section 6.5.  Counterparts..................................................68
Section 6.6.  Governing Law; Submission to Jurisdiction.....................68
Section 6.7.  Notices.......................................................68
Section 6.8.  Entire Agreement..............................................70
Section 6.9   Severability..................................................70
Section 6.10. Interpretation................................................71
Section 6.11. Assignment....................................................71
Section 6.12. Specific Performance..........................................71

Exhibit A-1     Form of Employment Agreement
Exhibit A-2     List of Company Employees executing an Employment Agreement
Exhibit B-1     Form of No-Sale Agreement
Exhibit B-2     List of Company Employees and/or Stockholders executing a
                No-Sale Agreement
Exhibit C       Company Designees
Exhibit D       Form of Company Affiliate Letter
Exhibit E       Form of Parent's Tax Representation Letter
Exhibit F       Form of Company's Tax Representation Letter

                                Definitions
                                -----------

TERM                                                                SECTION
----                                                                -------

2000 Bonus Program...................................................3.9.1.1
Acquisition Proposal...................................................3.3.1
Acquisition Transaction................................................3.1.4
Affiliate..............................................................2.1.1
Agreement...........................................................preamble
Bankruptcy and Equity Exception........................................2.1.3
Certificates...........................................................1.2.5
Closing................................................................1.1.3
Closing Date...........................................................1.1.3
Code................................................................recitals
Common Certificate.....................................................1.2.5
Companies Act..........................................................2.1.1
Company.............................................................preamble
Company Affiliates......................................................3.14
Company Committee Members...............................................3.21
Company Common Shares..................................................1.2.1
Company Convertible Notes..............................................2.1.2
Company Designees......................................................3.9.3
Company Disclosure Schedule..............................................2.1
Company Employee Plans..............................................2.1.10.1
Company Employees...................................................2.1.10.1
Company Employment Agreement........................................2.1.10.1
Company Money Market Preferred Shares..................................1.2.1
Company Officers.......................................................2.1.7
Company Preference Shares..............................................2.1.2
Company Proxy Statement..............................................3.4.1.1
Company Reports........................................................2.1.5
Company Required Consents............................................2.1.4.1
Company Requisite Vote.................................................2.1.3
Company Stock Option...................................................1.4.1
Company Stock Plans....................................................2.1.2
Company Stockholders' Meeting............................................3.5
Confidentiality Agreement..............................................3.3.1
Contracts............................................................2.1.4.2
Convertible Notes Indenture...........................................3.19.1
Deposit Agreement......................................................1.2.4
Depositary.............................................................1.2.4
DGCL...................................................................1.1.1
Disclosure Schedules.....................................................2.2
Dissenting Shares........................................................1.8
Effective Time.........................................................1.1.2
Employment Agreement................................................recitals
ERISA...............................................................2.1.10.1
ERISA Affiliate.....................................................2.1.10.2
Europe Company Stock Options...........................................1.4.1
Excess Shares............................................................1.5
Excess Shares Trust......................................................1.5
Exchange Act...........................................................2.1.1
Exchange Agent.........................................................1.3.1
Excluded Share.........................................................1.2.1
Form F-4.............................................................3.4.1.1
Governmental Consents..................................................4.1.2
Governmental Entity..................................................2.1.4.1
HSR Act..............................................................2.1.4.1
Indemnitees............................................................3.9.2
IP Rights.............................................................2.1.13
Law..................................................................2.1.4.2
Licenses..............................................................2.1.12
LSE......................................................................1.5
Material Adverse Effect................................................2.1.1
Merger..............................................................recitals
Merger Sub..........................................................preamble
NASDAQ...............................................................2.2.4.1
Nominee................................................................1.3.1
Nominee Agreement......................................................1.3.1
Non-Electing Record Holder.............................................1.3.1
Non-Europe Company Stock Options.......................................1.4.1
Non-US Company Designee................................................3.9.3
No-Sale Agreement...................................................recitals
Note Holders..........................................................3.19.1
NYSE...................................................................1.3.4
Orders.................................................................4.1.3
Parent..............................................................preamble
Parent ADRs............................................................1.2.4
Parent Certificates....................................................1.3.1
Parent Circular........................................................3.4.2
Parent Committee Members................................................3.21
Parent Depositary Shares...............................................1.2.2
Parent Designees.......................................................3.9.3
Parent Director Resolutions..............................................3.5
Parent Disclosure Schedule...............................................2.2
Parent Documents.......................................................3.4.2
Parent Employee Plans...............................................2.2.10.1
Parent Employees....................................................2.2.10.1
Parent ERISA Plans..................................................2.2.10.2
Parent Executive Directors.............................................2.2.7
Parent Listing Particulars.............................................3.4.2
Parent Ordinary Shares.................................................1.2.2
Parent Plans........................................................2.2.10.1
Parent Reports.........................................................2.2.5
Parent Required Consents.............................................2.2.4.1
Parent Requisite Resolutions.............................................3.5
Parent Requisite Vote..................................................2.2.3
Parent Shareholders Meeting..............................................3.5
Parties.............................................................recitals
Party...............................................................recitals
Person.................................................................2.1.1
Planning Committee......................................................3.21
Preferred Certificate..................................................1.2.5
Preferred Consideration................................................1.2.3
Regulation...........................................................2.1.4.1
Reports................................................................2.2.5
Representatives........................................................3.3.1
Rights Agreement.......................................................2.1.2
SEC....................................................................1.4.2
Securities Act.........................................................1.4.2
Subsidiary.............................................................2.1.1
Superior Proposal......................................................3.3.1
Surviving Corporation..................................................1.1.1
Takeover Statute.......................................................2.1.8
Tax Representation Letter...............................................3.15
Tax Returns........................................................2.1.20(a)
Taxes..............................................................2.1.20(c)
Termination Date.........................................................5.2
U.K. GAAP..............................................................2.2.5
U.S. GAAP..............................................................2.1.5
UKLA.................................................................2.2.4.1
US/UK Company Employee..............................................2.1.10.3
US/UK Parent Employee Plan..........................................2.2.10.4

                        AGREEMENT AND PLAN OF MERGER

          THIS AGREEMENT AND PLAN OF MERGER, dated as of May 11, 2000 (this "Agreement"), by and among WPP GROUP PLC, an English public limited company ("Parent"), YOUNG & RUBICAM INC., a Delaware corporation (the "Company"), and YORK MERGER CORP., a Delaware corporation and a direct, wholly owned subsidiary of Parent ("Merger Sub").

                           W I T N E S S E T H :

          WHEREAS, the respective Boards of Directors of the Company, Parent and Merger Sub (each, a "Party" and, together, the "Parties") have approved this Agreement and deem it advisable and in the best interests of their respective shareholders to consummate the merger of Merger Sub with and into the Company on the terms and conditions set forth in this Agreement (the "Merger");

          WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger qualify as a reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and the rules and regulations promulgated thereunder;

          WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the willingness of Parent to enter into this Agreement, Parent and/or the Company are entering into an employment agreement substantially in the form of the agreement attached as Exhibit A-1 (each an "Employment Agreement") with each of the employees of the Company or its Subsidiaries listed on Exhibit A-2 and a sale restriction/non-compete and non-solicitation agreement substantially in the form of the agreement attached as Exhibit B-1 (each a "No-Sale Agreement") with each of the stockholder-employees or former stockholder-employees of the Company or its subsidiaries listed on Exhibit B-2.

          NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained in this Agreement, the Parties, intending to be legally bound, agree as follows:

                                 ARTICLE I

                                 THE MERGER

     Section 1.1.  The Merger.
                   ----------

          1.1.1. At the Effective Time (as defined in Section 1.1.2), Merger Sub shall be merged with and into the Company in accordance with the Delaware General Corporation Law (the "DGCL"), whereupon the separate existence of Merger Sub shall cease, and the Company shall be the surviving corporation in the Merger (the "Surviving Corporation") and shall continue as a wholly owned subsidiary to be governed by the laws of the State of Delaware, and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers, franchises, restrictions, disabilities and duties, shall continue unaffected by the Merger except as set forth in this Article I. The Merger shall have the effects specified in the DGCL.

          1.1.2. On the Closing Date (as defined in Section 1.1.3), the Company and Merger Sub will file a certificate of merger with the Secretary of State of the State of Delaware and make all other filings or recordings required by applicable Law (as defined in Section 2.1.4.2) in connection with the Merger. The Merger shall become effective at the time the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at any later time as specified in the certificate of merger (the "Effective Time").

          1.1.3. The consummation of the Merger (the "Closing") shall take place at 10:00 A.M. (New York City time) at the offices of Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, New York, New York, as soon as practicable, but in any event within three business days after the day on which the last to be fulfilled or waived of the conditions set forth in
Article IV (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the fulfillment or waiver of these conditions) shall be fulfilled or waived in accordance with this Agreement, unless otherwise agreed in writing by the Company and Parent (the "Closing Date").

          1.1.4. Parent shall have the right to elect, by written notice to the Company, to cause Merger Sub to be a second-tier, wholly owned Delaware subsidiary of Parent; provided that this election shall not adversely affect the rights of the Company under this Agreement, the benefits to the Company stockholders of the Merger (including the tax-free nature of the Merger) or otherwise delay the consummation of the Merger.

     Section 1.2. Conversion and Exchange of Shares. At the Effective Time, by virtue of the Merger:

          1.2.1. Each share of Common Stock, par value $.01 per share, of the Company (including any associated preferred stock purchase rights) (shares of Common Stock together with the associated rights, the "Company Common Shares") and each share of Money Market Preferred Stock, par value $.01 per share, of the Company ("Company Money Market Preferred Shares") held by the Company as treasury stock or held by Parent or any Subsidiary of Parent or the Company immediately prior to the Effective Time (each, an "Excluded Share") shall be canceled and no payment of any consideration shall be made with respect to these shares.

          1.2.2. Subject to Section 1.5, each Company Common Share outstanding immediately prior to the Effective Time, other than the Excluded Shares, shall be converted into and shall be canceled in exchange for the right to receive .835 (the "Exchange Ratio") American Depositary Shares of Parent ("Parent Depositary Shares"), each Parent Depositary Share representing five (5) ordinary shares of nominal value 10p each of Parent ("Parent Ordinary Shares"). Each holder of converted and canceled Company Common Shares shall have the right to elect to receive, in lieu of some or all of the Parent Depositary Shares the holder has the right to receive pursuant to the prior sentence, the Parent Ordinary Shares represented by the Parent Depositary Shares in respect of which this election is made.

          1.2.3. Subject to Section 1.8, each Company Money Market Preferred Share outstanding immediately prior to the Effective Time, other than Company Money Market Preferred Shares constituting Excluded Shares, shall be converted into and shall be canceled in exchange for the right to receive from the Company (solely out of cash of its own on hand or out of its own borrowings), $115 in cash plus the amount of all dividends accrued and unpaid in respect of the Company Money Market Preferred Share as of the Closing Date, without interest thereon (the "Preferred Consideration").

          1.2.4. The Parent Depositary Shares issued in connection with the Merger shall be evidenced by one or more receipts ("Parent ADRs") issued in accordance with the Amended and Restated Deposit Agreement, dated as of October 24, 1995, among Parent, Citibank, N.A., as Depositary (the "Depositary"), and the holders and beneficial owners from time to time of Parent ADRs, as amended and restated in accordance with this Agreement as of the date on which the Effective Time occurs (the "Deposit Agreement"). As of the Effective Time, the Company shall be liable for all United Kingdom stamp duties, stamp duty reserve tax and other similar taxes and similar levies imposed in connection with the issuance or creation of the Parent Depositary Shares to be issued in the Merger and any Parent ADRs in connection therewith and any other United Kingdom stamp duty, stamp duty reserve tax or other similar United Kingdom governmental charge (or any interest or penalties thereon) that may be payable by Parent and the Company pursuant to the Deposit Agreement. The Company shall have the same obligation with respect to issuance of Parent Depositary Shares and Parent ADRs in connection with the exercise of any Company Stock Options outstanding as of the Effective Time that become exercisable for Parent Depositary Shares in accordance with Section 1.4.1. Subject to Section 1.3.3, no holder of Company Stock Options or Company Common Shares shall be obligated to pay any fee or other charge or expense to the Depositary, in connection with the issuance of Parent Ordinary Shares, Parent Depositary Shares or Parent ADRs pursuant to the Merger or Company Stock Options outstanding at the Effective Time, or the related Parent Certificates (as defined in Section 1.3.1).

          1.2.5. At the Effective Time, all Company Common Shares and Company Money Market Preferred Shares shall no longer be outstanding, shall be canceled and retired and shall cease to exist, and each certificate (a "Common Certificate") formerly representing any Company Common Shares (other than Company Common Shares constituting Excluded Shares) shall thereafter represent only the right to receive Parent Depositary Shares (or at the election of the holder of canceled Company Common Shares, Parent Ordinary Shares) as provided in Section 1.2.2 and the right, if any, to receive cash in lieu of fractional interests in Parent Depositary Shares or Parent Ordinary Shares, as applicable, pursuant to Section 1.5 and any distribution or dividend pursuant to Section 1.3.6, in each case without interest, and each certificate (a "Preferred Certificate" and when referred to together with Common Certificates, the "Certificates") formerly representing any Company Money Market Preferred Shares (other than Company Money Market Preferred Shares constituting Excluded Shares) shall thereafter represent only the right to receive the Preferred Consideration with respect to each Company Money Market Preferred Share formerly represented by the Preferred Certificate. Subject to the contemplated amendments to the Deposit Agreement set forth in Section 3.20, the Parent Depositary Shares and Parent Ordinary Shares issued in accordance with this
Article I shall be of the same class and shall have the same rights as the currently outstanding Parent Depositary Shares or the currently outstanding Parent Ordinary Shares, as applicable (it being understood that no dividends in respect of the year ended December 31, 1999 or any other dividend for which the record date is prior to the date of the Effective Time shall be paid in respect of the Parent Depositary Shares or Parent Ordinary Shares issued pursuant to this Article I).

          1.2.6. Each share of common stock of Merger Sub, par value $0.01 per share, outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

          1.2.7. In the event that, subsequent to the date of this Agreement but prior to the Effective Time, the Company changes the number of Company Common Shares or Company Money Market Preferred Shares, or Parent changes the number of Parent Ordinary Shares, issued and outstanding, in each case as a result of a stock split, reverse stock split, stock dividend, recapitalization or redenomination of share capital, or Parent changes the number of Parent Ordinary Shares represented by a Parent Depositary Share, the Exchange Ratio and/or the Preferred Consideration, as applicable, and other items dependent thereon shall be appropriately adjusted.

     Section 1.3.   Surrender and Payment.
                    ---------------------

          1.3.1. Prior to the Effective Time, Parent shall appoint an agent reasonably acceptable to the Company as exchange agent (the "Exchange Agent") in connection with the Merger for the purpose of exchanging Common Certificates for Parent ADRs or for certificates representing Parent Ordinary Shares ("Parent Certificates"), as applicable, and cash in lieu of fractional Parent Depositary Shares and Parent Ordinary Shares, as applicable, in accordance with Section 1.5, and exchanging Preferred Certificates for the Preferred Consideration. The Company shall act as agent for each holder of record of Company Common Shares as of the Effective Time that does not elect to receive Parent Ordinary Shares in lieu of Parent Depositary Shares (each, a "Non-Electing Record Holder") and shall enter into an agreement (the "Nominee Agreement") with Parent and the Exchange Agent. Parent shall issue the Parent Ordinary Shares that will represent the Parent Depositary Shares issuable pursuant to the Merger in registered form to the Exchange Agent (or its nominee), as nominee and agent for and on behalf of the Non-Electing Record Holders (the "Nominee") for the issuance of Parent Depositary Shares in respect of Company Common Shares for which Common Certificates have been properly delivered to the Exchange Agent and no election has been made to receive Parent Ordinary Shares, subject to the terms and conditions of this Agreement and the Nominee Agreement. The Parent Ordinary Shares in registered form held by the Nominee of the Non-Electing Record Holders shall be deposited by the Nominee or on its behalf with the Depositary (or as it may direct) as and when required for the delivery of Parent Depositary Shares in accordance with this Article I. To the extent required, the Exchange Agent will requisition from the Depositary, from time to time, that number of Parent Depositary Shares, in any denominations as the Exchange Agent shall specify, as are issuable in respect of Company Common Shares of Non-Electing Record Holders for which Common Certificates have been properly delivered to the Exchange Agent. Parent shall deposit with the Exchange Agent, from time to time that number of Parent Certificates, in any denominations as the Exchange Agent shall specify, as are issuable in respect of Company Common Shares for which Common Certificates have been properly delivered to the Exchange Agent, and an election has been made to receive Parent Ordinary Shares. Parent shall also from time to time deposit or cause to be deposited with the Exchange Agent U.S. dollars in an amount sufficient to provide the Exchange Agent with the cash to fund payments to be made pursuant to Section 1.3.6. The Company shall maintain, pursuant to
Section 1.9, sufficient funds in an escrow account with the Exchange Agent to provide the Exchange Agent with the cash to fund payments in respect of the Preferred Consideration.

          1.3.2. Promptly after the Effective Time, the Surviving Corporation shall send, or shall cause the Exchange Agent to send, to each holder of record as of the Effective Time of Company Common Shares and/or Company Money Market Preferred Shares (other than holders of shares that constitute Excluded Shares) a letter of transmittal (which shall with respect to holders of Company Common Shares also serve as a form of election), in a form upon which the Company and Parent may reasonably agree, for use in effecting delivery of Certificates to the Exchange Agent. This letter of transmittal shall provide each holder of record of Company Common Shares with the option to elect to receive Parent Ordinary Shares in lieu of Parent Depositary Shares. Each holder of Company Common Shares or Company Money Market Preferred Shares that have been converted in the Merger into the right to receive the consideration set forth in Sections
1.2.2 and 1.2.3, as applicable, shall, upon surrender to the Exchange Agent of a Certificate or Certificates, together with a properly completed letter of transmittal covering the Company Common Shares or Company Money Market Preferred Shares, as applicable, represented by the Certificate or Certificates, receive (i) the number of whole Parent Depositary Shares (or, if an election is duly made therefor, the number of whole Parent Ordinary Shares) into which all of the Company Common Shares, represented by the holder's Common Certificate or Common Certificates, are converted in accordance with Section 1.2.2, (ii) a check in an amount of U.S. dollars (after giving effect to any required tax withholdings) equal to (A) any cash in lieu of fractional interests in shares to be paid pursuant to
Section 1.5, plus (B) any cash dividends or other distributions that the holder has the right to receive pursuant to Section 1.3.6 and/or (iii) a check in an amount of U.S. dollars (after giving effect to any required tax withholdings) equal to the aggregate amount of the Preferred Consideration which all of the Company Money Market Preferred Shares, represented by the holder's Preferred Certificate or Preferred Certificates, are converted pursuant to Section 1.2.3. Until so surrendered, each Common Certificate shall, after the Effective Time, represent for all purposes only the right to receive the number of whole Parent Depositary Shares and/or Parent Ordinary Shares, as applicable, into which the Company Common Shares represented by that Common Certificate are converted in accordance with
Section 1.2.2 and the applicable amounts provided in the foregoing clause
(ii) and each Preferred Certificate shall, after the Effective Time, represent for all purposes only the right to receive the Preferred Consideration into which the Company Money Market Preferred Shares represented by that Preferred Certificate are converted in accordance with
Section 1.2.3.

          1.3.3. If any Parent Depositary Shares, Parent Ordinary Shares or Preferred Consideration, as applicable, are to be issued or paid to a person other than the registered holder of Company Common Shares or Company Money Market Preferred Shares, as applicable, represented by a Certificate or Certificates surrendered with respect thereto, it shall be a condition to this issuance or payment that the Certificate or Certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person (as defined in Section 2.1.1) requesting this issuance or payment shall pay to the Exchange Agent any transfer or other taxes required as a result of this issuance or payment to a Person other than the registered holder of these Company Common Shares or Company Money Market Preferred Shares, as applicable, or establish to the satisfaction of the Exchange Agent that this tax has been paid or is not payable.

          1.3.4. The stock transfer books of the Company shall be closed at the close of trading on the New York Stock Exchange ("NYSE") on the day prior to the Effective Time, and thereafter there shall be no further registration of transfers of Company Common Shares or Company Money Market Preferred Shares that were outstanding prior to the Effective Time. After the Effective Time, Certificates presented to the Surviving Corporation for transfer shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article I.

          1.3.5. Any Parent Ordinary Shares or Parent Depositary Shares to be issued in respect of Company Common Shares (and any cash in lieu of fractional interests in Parent Ordinary Shares or Parent Depositary Shares to be paid pursuant to Section 1.5, plus any cash dividend or other distribution that a former holder of Company Common Shares has the right to receive pursuant to Section 1.3.6) and any Preferred Consideration to be paid in respect of Company Money Market Preferred Shares, in each case pursuant to this Article I, that remains unclaimed by any former holder of Company Common Shares or Company Money Market Preferred Shares six months after the Effective Time shall be held by the Exchange Agent (or a successor agent appointed by Parent) or shall be delivered to the Depositary upon the instruction of Parent and held by the Depositary, in either case subject to the instruction of Parent in an account or accounts designated for this purpose. Parent shall not be liable to any former holder of Company Common Shares or Company Money Market Preferred Shares for any securities delivered or any amount paid by the Depositary, the Exchange Agent or its nominee, as the case may be, to a public official pursuant to applicable abandoned property laws. Any cash remaining unclaimed by holders of Company Common Shares or Company Money Market Preferred Shares two years after the Effective Time (or any earlier date immediately prior to that time as this cash would otherwise escheat to or become property of any Governmental Entity (as defined in Section 2.1.4.1)) or as is otherwise provided by applicable Law shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation or Parent, as Parent may determine (provided that unclaimed Preferred Consideration shall become property of the Surviving Corporation).

          1.3.6. No dividends or other distributions with respect to Parent Depositary Shares and Parent Ordinary Shares issuable with respect to the Company Common Shares shall be paid to the holder of any unsurrendered Common Certificates until those Common Certificates are surrendered as provided in this Article I. Upon surrender, there shall be issued and/or paid to the holder of the Parent Depositary Shares or Parent Ordinary Shares issued in exchange therefor, without interest, (A) at the time of surrender, the dividends or other distributions payable with respect to those Parent Depositary Shares and Ordinary Depositary Shares with a record date on or after the date of the Effective Time and a payment date on or prior to the date of this surrender and not previously paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to those Parent Depositary Shares and Parent Ordinary Shares with a record date on or after the date of the Effective Time but with a payment date subsequent to surrender. For purposes of dividends or other distributions in respect of Parent Depositary Shares and Parent Ordinary Shares, all Parent Depositary Shares and Parent Ordinary Shares to be issued and delivered pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time, and holders of these shares shall not be entitled to receive any dividend in respect of the calendar year 1999 or any other dividend in respect of which the record date is prior to the date of the Effective Time.

     Section 1.4.   Company Stock Options.
                    ---------------------

          1.4.1. At the Effective Time, all employee and director stock options granted to current or former employees or directors (and the Stock Options listed in Section 2.1.10 of the Company Disclosure Schedule as an exception to the representation set forth in Section 2.1.10.6 of this Agreement) to purchase Company Common Shares (each, a "Company Stock Option") which are then outstanding and unexercised shall cease to represent a right to acquire Company Common Shares and (x) Company Stock Options held by a Person whose primary place of residence or employment with the Company or any of its Subsidiaries is in Europe ("Europe Company Stock Options") shall be converted automatically into options to acquire Parent Ordinary Shares as provided below and (y) all other Company Stock Options ("Non-Europe Company Stock Options") shall be converted automatically into options to acquire Parent Depositary Shares as provided below, and Parent shall assume each Company Stock Option subject to the terms of any of the Company Stock Plans (as defined in Section 2.1.2) and the agreements evidencing grants thereunder. The Board of Directors of the Company and Parent shall take, or shall cause their committees to take, all action necessary to effectuate the foregoing. From and after the Effective Time, (i) the number of Parent Ordinary Shares purchasable upon exercise of each outstanding Europe Company Stock Option shall be equal to the product of (x) the number of Company Common Shares that were purchasable under that Europe Company Stock Option immediately prior to the Effective Time and (y) five (5) times the Exchange Ratio (subject to adjustment as provided in Section 1.2.7), rounded up or down to the nearest whole Parent Ordinary Share, and (ii) the exercise price per Parent Ordinary Share under each Europe Company Stock Option shall be obtained by dividing (x) the exercise price per Company Common Share of each Europe Company Stock Option immediately prior to the Effective Time by (y) five times the Exchange Ratio (subject to adjustment as provided in Section 1.2.7), rounded up or down to the nearest cent. From and after the Effective Time, (i) the number of Parent Depositary Shares purchasable upon exercise of each outstanding Non-Europe Company Stock Option shall be equal to the product of (x) the number of Company Common Shares that were purchasable upon exercise of that Non-Europe Company Stock Option immediately prior to the Effective Time and
(y) the Exchange Ratio (subject to adjustment as provided in Section 1.2.7), rounded up or down to the nearest whole Parent Depositary Share, and (ii) the exercise price per Parent Depositary Share under each Non-Europe Company Stock Option shall be obtained by dividing (x) the exercise price per Company Common Share of each Non-Europe Company Stock Option immediately prior to the Effective Time by (y) the Exchange Ratio (subject to adjustment as provided in Section 1.2.7), rounded up or down to the nearest cent. Notwithstanding the foregoing, the number of Parent Ordinary Shares or Parent Depositary Shares, as applicable, and the exercise price per Parent Ordinary Share or Depositary Share, as applicable, of each Europe Company Stock Option or Non-Europe Company Stock Option, as applicable, which is intended to be an "incentive stock option" (as defined in Section 422 of the Code) shall be adjusted in accordance with the requirements of Section 424 of the Code.

          1.4.2. Prior to the Effective Time, Parent shall reserve for issuance and shall make available for issuance in accordance with Section
1.4.1 the number of Parent Depositary Shares and Parent Ordinary Shares necessary to satisfy Parent's obligations under Section 1.4.1. No later than the Effective Time, Parent shall file with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on an appropriate form or a post-effective amendment to a previously filed registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Parent Ordinary Shares and Parent Depositary Shares which are subject to the Non-Europe Company Stock Options as provided in Section 1.4.1, and shall use reasonable best efforts to maintain the current status of the prospectus contained therein, as well as comply with any applicable state securities or "blue sky" laws, for so long as those options remain outstanding.

     Section 1.5. Fractional Shares. Each former holder of Company
Common Shares otherwise entitled to receive a fractional interest in a Parent Depositary Share or Parent Ordinary Share will be entitled to receive in accordance with the provisions of this Section 1.5 a cash payment in lieu of that fractional interest in a Parent Depositary Share or Parent Ordinary Share representing the holder's proportionate interest in the net proceeds from the sale by the Exchange Agent on behalf of all holders otherwise entitled to fractional interests of the aggregate of (x) the Parent Ordinary Shares (and fractional interests therein) underlying the fractional interests in Parent Depositary Shares, and (y) the fractional interests in Parent Ordinary Shares, in each case which would otherwise be issued pursuant to the Merger (the "Excess Shares"). The sale of the Excess Shares by the Exchange Agent shall be executed through the London Stock Exchange Limited (the "LSE"). The Exchange Agent shall convert or cause to be converted by sale or in any other manner that it may determine, the proceeds of the sale of the Excess Shares into U.S. dollars. Until the net proceeds of the sale of the Excess Shares have been distributed to the former holders of Company Common Shares, the Exchange Agent will hold the proceeds in trust for those former holders (the "Excess Shares Trust"). Commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation, of the Exchange Agent incurred in connection with the sale of the Excess Shares shall be at the Company's expense for which, pursuant to Section 1.9, the Company shall maintain sufficient funds in an escrow account and shall not be paid from cash held in the Excess Shares Trust. The Exchange Agent shall determine the portion of the Excess Shares Trust to which each former holder of Company Common Shares shall be entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Excess Shares Trust by a fraction the numerator of which shall be the number of Parent Ordinary Shares (and/or the amount of fractional interest therein) underlying the fractional interest in a Parent Depositary Share and/or the fractional interest in a Parent Ordinary Share, as applicable, to which the former holder would otherwise be entitled and the denominator of which is the aggregate number of Parent Ordinary Shares (and fractional interests therein) underlying the aggregate amount of fractional interests in Parent Depositary Shares plus the aggregate amount of fractional interests in Parent Ordinary Shares to which all former holders of Company Common Shares would otherwise be entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to former holders of Company Common Shares in lieu of fractional interests in a Parent Ordinary Share or a Parent Depositary Share, the Exchange Agent shall pay those amounts to the former holders without interest.

     Section 1.6.   The Surviving Corporation.
                    -------------------------

          1.6.1. The certificate of incorporation of the Company in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable Law.

          1.6.2. The by-laws of the Company in effect at the Effective Time shall be the by-laws of the Surviving Corporation until amended in accordance with applicable Law.

          1.6.3. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law,
(i) the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Corporation, and (ii) subject to Section 3.9.3, the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

     Section 1.7. Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the holder's compliance with the replacement requirements established by the Exchange Agent, including, if necessary, the posting by the holder of a bond in customary amount as indemnity against any claim that may be made against it with respect to the Certificate, the Exchange Agent will issue and deliver in exchange for the lost, stolen or destroyed Certificate the applicable number of whole Parent Depositary Shares or whole Parent Ordinary Shares (including cash in lieu of fractional shares in accordance with Section 1.5), and any unpaid dividends or other distributions deliverable pursuant to Section 1.3.6 in respect of Company Common Shares or the Preferred Consideration payable in respect of the Company Money Market Preferred Shares, as applicable, represented by the Certificate pursuant to this Agreement.

     Section 1.8. Appraisal Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of Company Common Shares in connection with the Merger. Holders of Company Money Market Preferred Shares which are issued and outstanding immediately prior to the Effective Time and which are held by a holder who has not voted those shares in favor of the approval and adoption of this Agreement, who shall have delivered a written demand for appraisal of those shares in accordance with the DGCL and who, as of the Effective Time, shall not have effectively withdrawn or lost this right to appraisal (the "Dissenting Shares") shall be entitled to those rights (but only those rights) as are granted by Section 262 of the DGCL. Each holder of Dissenting Shares who becomes entitled to payment for those Dissenting Shares pursuant to Section 262 of the DGCL shall receive payment from the Surviving Corporation in accordance with the DGCL; provided, however, that (i) if any holder of Dissenting Shares shall have failed to establish their entitlement to appraisal rights as provided in Section 262 of the DGCL, (ii) if any holder of Dissenting Shares shall have effectively withdrawn the holder's demand for appraisal of the holder's shares or lost the holder's right to appraisal and payment for the holder's shares under Section 262 of the DGCL or (iii) if neither any holder of Dissenting Shares nor the Surviving Corporation shall have filed a petition demanding a determination of the value of all Dissenting Shares within the time provided in Section 262 of the DGCL, the holder shall forfeit the right to appraisal of those Dissenting Shares and each Dissenting Share shall be exchanged pursuant to
Section 1.2.3 of this Agreement. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Company Money Market Preferred Shares and Parent shall have the right to conduct all negotiations and proceedings with respect to those demands. Any and all amounts paid by the Company to holders of Dissenting Shares shall be paid by the Company solely out of cash of its own on hand or out of its own borrowings. In no event shall the Parent or its Affiliates provide directly or indirectly any funds to the Company in respect of payments to holders of Dissenting Shares or the repayment of any of these borrowings.

     Section 1.9. Company Escrow Account. No later than two (2) business days before Closing, the Company shall establish an escrow account with the Exchange Agent consisting of an adequate amount of cash from the Company's working capital to fund the Company's obligations under (i)
Section 1.2.4 with respect to stamp duties, stamp duty reserve taxes and other similar taxes and similar levies, (ii) Section 1.3 with respect to the Preferred Consideration, (iii) Section 1.5 with respect to commissions, transfer taxes and other out-of-pocket transaction costs of the Exchange Agent incurred in connection with the sale of the Excess Shares, (iv)
Section 1.8 with respect to Dissenting Shares and (v) any other expense that counsel to Parent and counsel to Company reasonably agree relate to the Company's stockholders.

                                 ARTICLE II

                       REPRESENTATIONS AND WARRANTIES

     Section 2.1. Representations and Warranties of the Company. Except as disclosed in the Company Reports (as defined in Section 2.1.5) filed with the SEC prior to the date of this Agreement and except as set forth in the corresponding sections of the Company's disclosure schedule to this Agreement (the "Company Disclosure Schedule"), the Company represents and warrants to Parent as follows:

          2.1.1. Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority, and all government licenses, authorizations, consents and approvals required to own, operate and lease its properties and assets and to carry on its business as presently conducted and is duly qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where the ownership, operation or leasing of its assets or properties or conduct of its business requires qualification, except where the failure to be so organized, qualified or in good standing (with respect to jurisdictions that recognize the concept of good standing) or to have this power or authority, would not, individually or in the aggregate, have a Material Adverse Effect (as defined below) on the Company. The Company has made available to Parent complete and correct copies of the Company's certificate of incorporation and by-laws, in each case as amended and as in effect as of the date of this Agreement. As used in this Agreement, the term (i) "Subsidiary" means, with respect to the Company, any entity, whether incorporated or unincorporated, in which the Company owns, directly or indirectly, more than fifty percent of the securities or other ownership interests having by their terms ordinary voting power to elect more than fifty percent of the directors or other persons performing similar functions, or the management and policies of which the Company otherwise has the power to direct, and, with respect to Parent, any body corporate which is a subsidiary or subsidiary undertaking, in each case within the meaning of the Companies Act 1985 of the United Kingdom, as amended (the "Companies Act"); (ii) "Material Subsidiaries" when used in reference to the Company means Young & Rubicam Denmark Group A/S (Denmark), Young & Rubicam Development (Holdings) Limited, and Young & Rubicam International Group B.V. (Netherlands) and Subsidiaries of the Company that are "Significant Subsidiaries" (as defined in Rule 1-02(w) of Regulation S-X promulgated under the Exchange Act); and when used in reference to Parent means all Subsidiaries of Parent that are Significant Subsidiaries; (iii) "Material Adverse Effect" on or with respect to Parent or the Company, as the case may be, means a material adverse effect on the business, properties, results of operations or financial condition of Company and its Subsidiaries, taken as a whole, or the Parent and its Subsidiaries, taken as a whole, as the case may be; provided, however, that the events, consequences or conditions arising out of or caused by the following shall not be deemed to be a Material Adverse Effect: (a) the announcement of this Agreement and the Merger, including any termination, or reduction in, client business due to the announcement or completion of the Merger or the identity of the parties to this Agreement; (b) with respect to the clients listed in Section 2.1.1 of the Company Disclosure Schedule (in the case or the Company) or in Section 2.2.1 of the Parent Disclosure Schedule (as defined in Section 2.2) (in the case of Parent), the impact of any change in client business publicly announced by Parent or the Company, as applicable, or any client prior to the date of this Agreement; or (c) general changes in economic conditions in the broader economy or the advertising industry as a whole (except to the extent that any change materially disproportionately affects Parent and its Subsidiaries, on the one hand, or the Company and its Subsidiaries, on the other hand); (iv) "Person" shall mean any individual, corporation, general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature; and (v) "Affiliate" shall have the meaning specified in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

          2.1.2. Capital Structure. (a) As of the date of this Agreement, the authorized capital stock of the Company consists of 250,000,000 Company Common Shares, of which 72,170,192 Company Common Shares were issued and outstanding as of the close of business on May 1, 2000, and 10,000,000 shares of Preference Stock, par value $.01 per share (the "Company Preference Shares"). Of the authorized Company Preference Shares, (i) 2,500,000 shares have been designated as Cumulative Participating Junior Preferred Stock, of which no shares are issued or outstanding as of the date of this Agreement but of which all have been reserved for issuance pursuant to the Rights Agreement, dated May 1, 1998, between the Company and The Bank of New York, as rights agent (the "Rights Agreement"), and
(ii) 50,000 shares have been designated as Company Money Market Preferred Shares, of which 87 shares are issued and outstanding as of the date of this Agreement. All of the outstanding Company Common Shares and Company Preference Shares have been duly authorized and validly issued and are fully paid and nonassessable. As of the date of this Agreement, the Company has no Company Common Shares or Company Preference Shares reserved for or otherwise subject to issuance, except (i) no more than 25,306,605 Company Common Shares subject to issuance pursuant to Company Stock Options outstanding as of the date of this Agreement (and the weighted average exercise price of those Company Stock Options and the plans or agreements pursuant to which those Company Stock Options have been issued (the "Company Stock Plans") are set forth in Section 2.1.2 of the Company Disclosure Schedule) and (ii) no more than 3,918,900 Company Common Shares subject to issuance upon conversion of the Company's 3% convertible subordinated notes due January 15, 2005 ("Company Convertible Notes"). The Company Stock Options outstanding as of the date of this Agreement (and identified in Section 2.1.2 of the Company Disclosure Schedule) exercisable for up to 2,200,000 of the Company Common Shares referenced in clause (i) of the prior sentence will not vest or become exercisable as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement. From the close of business on May 1, 2000 until the date of this Agreement, the Company has not issued, granted or sold any Company Common Shares other than pursuant to the exercise of Company Stock Options.

               (b) Each of the outstanding shares of capital stock or other ownership interests of each of the Company's Subsidiaries that constitute a Significant Subsidiary is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or a direct or indirect wholly owned Subsidiary of the Company, in each case free and clear of any lien, pledge, security interest, claim or other encumbrance, except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Except as set forth in Section 2.1.2(a), as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind which obligate the Company or any of its Material Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Material Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire from the Company or any of its Material Subsidiaries, any securities of the Company or any of its Material Subsidiaries, and no securities or obligations evidencing any rights are authorized, issued or outstanding. Except as set forth in
Section 2.1.2(a), as of the date of this Agreement, the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible, exchangeable or exercisable for or into securities having the right to vote) with the stockholders of the Company on any matter.

          2.1.3. Corporate Authority, Approval and Fairness Opinion. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement, subject only to the adoption of this Agreement by the affirmative vote of the holders of record not less than a majority of all of the votes entitled to be cast by holders of Company Common Shares and Company Money Market Preferred Shares (the "Company Requisite Vote"). Each Company Common Share entitles its record holder to one vote per share, and each Company Money Market Preferred Share entitles its record holder to one-tenth of a vote per share, in connection with a vote of the stockholders of the Company with respect to the adoption of this Agreement. The execution and delivery of this Agreement, the performance by the Company of its obligations under this Agreement and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company, subject only to adoption of the Merger Agreement by the stockholders of the Company pursuant to the Company Requisite Vote, and assuming the due authorization, execution and delivery of this Agreement by Parent and, to the extent applicable, Merger Sub, this Agreement constitutes the valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles (the "Bankruptcy and Equity Exception"). The Board of Directors of the Company has adopted resolutions
(A) approving this Agreement, the Merger and the other transactions contemplated by this Agreement, (B) declaring the advisability of this Agreement, (C) determining that this Agreement, the Merger and the other transactions contemplated by this Agreement are in the best interests of the Company's stockholders and (D) subject to Section 3.3.5, recommending that the Company's stockholders vote in favor of the adoption of this Agreement at the Company Stockholders Meeting. The Board of Directors of the Company has received the opinion of its financial advisors, Morgan Stanley & Co. Incorporated and Bear Stearns and Co. Inc., to the effect that, as of the date of this Agreement, the Exchange Ratio is fair to the holders of Company Common Shares from a financial point of view.

          2.1.4.  Governmental Filings, No Violations.
                  -----------------------------------

               2.1.4.1. Other than the necessary filings, notices, approvals, confirmations, consents, declarations and/or decisions (A) pursuant to Sections 1.1.2 and 3.4, (B) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Exchange Act and the Securities Act, (C) with and from the European Commission, in accordance with Council Regulation (EEC) No 4064/89 as amended (the "Regulation"), (D) with and from the competent authority of any member state of the European Union to which any of the transactions contemplated by this Agreement is referred pursuant to Article 9 of the Regulation (E) or under other antitrust laws, competition or other similar rules, regulations and judicial doctrines of jurisdictions outside of the United States and the European Union, and (F) to comply with the rules and regulations of the NYSE and the NASDAQ (as defined in Section 2.2.4.1) (these filings, notices, approvals, confirmations, consents, declarations and/or decisions to be made, given or obtained by the Company being, if any, the "Company Required Consents"), no filings, notices, declarations and/or decisions are required to be made by the Company or any of its Subsidiaries with, nor are any approvals or other confirmations or consents required to be obtained by the Company or any of its Subsidiaries from, any governmental or regulatory (including stock exchange) authority, agency, court, commission, body or other governmental entity (each, a "Governmental Entity"), in connection with the execution and delivery by the Company of this Agreement and the performance by the Company of its obligations under this Agreement and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement, except those the failure of which to make, give or obtain, individually or in the aggregate, would not have a Material Adverse Effect on the Company or prevent, materially delay or materially impair the Company's ability to consummate the Merger or any of the other transactions contemplated by this Agreement.

               2.1.4.2. The execution, delivery and performance of this Agreement by the Company do not, and the performance of the Company of its obligations under this Agreement and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement will not, constitute or result in (A) a breach or violation of, or a default under, the Company's certificate of incorporation or by-laws (as amended from time to time), (B) subject to making, giving or obtaining all necessary filings, notices, approvals, confirmations, declarations and/or decisions specified by Section 2.1.4.1, a breach or violation of, or a default under, the acceleration of any obligations or the creation of a lien, pledge, security interest, right of purchase, sale or termination or other encumbrance on the assets of the Company or any of its Subsidiaries (with or without notice, lapse of time or both) pursuant to any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation ("Contracts") binding upon the Company or any of its Subsidiaries or any law, ordinance, regulation, judgment, order, decree, injunction, arbitration, award, license or permit of any Governmental Entity ("Law") or governmental or non-governmental permit or license to which the Company or any of its Subsidiaries is subject, or (C) any change in the rights or obligations of any party under any of these Contracts except, in the case of clause (B) or (C) above, for any breach, violation, default, acceleration, creation or change that, individually or in the aggregate, would not have a Material Adverse Effect on the Company or prevent, materially delay or materially impair the Company's ability to consummate the Merger or any of the other transactions contemplated by this Agreement.

          2.1.5. Reports; Financial Statements. Since December 31, 1997, the Company has filed with the SEC all material forms, statements, reports and documents (including all exhibits, post-effective amendments and supplements thereto) required to be filed by it under each of the Securities Act, the Exchange Act and the respective rules and regulations thereunder (collectively, the "Company Reports"). As of their respective dates, the Company Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, in all material respects, the financial position of the Company and its subsidiaries as of its date and each of the related consolidated statements of operations, cash flows and charges in equity (deficit) included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, in all material respects, the results of operations and cash flows of the Company and its subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in conformity with generally accepted accounting principles in the United States ("U.S. GAAP") consistently applied during the periods involved except as may be noted therein.

          2.1.6. Absence of Certain Changes. Except as expressly contemplated by this Agreement, since December 31, 1999, the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the ordinary and usual course of these businesses, and since December 31, 1999 there has not been (i) any change in the financial condition, properties, business or results of operations of the Company and its Subsidiaries except those changes that, individually or in the aggregate, have not had and would not have a Material Adverse Effect on the Company;
(ii) any declaration, setting aside or payment of any dividend or other distribution in cash, stock or property in respect of the Company's capital stock or any securities convertible, exchangeable or exercisable for or into shares of its capital stock, except for (w) regular quarterly cash dividends of no more than U.S. $.025 per Company Common Share, (x) dividends in respect of the Company Money Market Preferred Shares in accordance with their terms, and (y) interest payments in respect of the Company Convertible Notes in accordance with their terms; (iii) any redemption, repurchase or other acquisition of any shares of the Company's capital stock or any securities convertible, exchangeable or exercisable for or into shares of its capital stock (other than as required by the terms of any Company Stock Plan and other than repurchases of Company Money Market Preferred Shares for not more than the Preferred Consideration per share), or (iv) any change by it in accounting principles, practices or methods except as required by changes in U.S. GAAP. Between December 31, 1999 and the date of this Agreement, except as contemplated by this Agreement, there has not been any increase in the compensation payable or that could become payable by the Company or any of its Subsidiaries to officers or key employees, other than increases in the ordinary and usual course of business, and the Company has not entered into or amended any of its compensation or benefit plans or agreements, including severance, change of control or similar plans and agreements. Since December 31, 1999, the Company has granted awards under its performance share plan implemented pursuant to the Company's 1997 Incentive Compensation Plan and under similar plans to the categories of persons with the terms (including performance targets) applicable to these awards set forth in Section 2.1.6 of the Company Disclosure Schedule. Section 2.1.6 of the Company Disclosure Schedule sets forth the estimated total value of the awards payable solely as a result of a change of control and the amount reflected in the Company's budget for 2000 previously delivered to Parent.

          2.1.7. Litigation and Liabilities. (a) There are no civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of the Company's chief executive officer, chief financial officer, chief accounting officer, general counsel or executive vice president for human resources ("Company Officers" ), threatened against the Company or any of its Subsidiaries except, in each case, for those that, individually or in the aggregate, have not had and would not have a Material Adverse Effect on the Company or prevent, materially delay or materially impair the Company's ability to consummate the Merger or any of the other transactions contemplated by this Agreement.

          (b) Neither the Company nor any of its Subsidiaries had at December 31, 1999, or has incurred since that date and as of the date of this Agreement, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except (i) liabilities, obligations or contingencies (1) which are accrued or reserved against in the most recent audited consolidated balance sheet of the Company as of December 31, 1999 or reflected in the notes thereto or (2) which were incurred after December 31, 1999 in the ordinary course of business and consistent with past practices or (ii) liabilities, obligations or contingencies which (1) would not, individually or in the aggregate, have a Material Adverse Effect on the Company, (2) have been discharged or paid in full prior to the date of this Agreement in the ordinary course of business, or (3) are not required to be reflected in the consolidated financial statements of the Company and its Subsidiaries prepared in accordance with U.S. GAAP consistently applied.

          2.1.8. Takeover Statutes. The Board of Directors of the Company has taken or will take all appropriate and necessary action to render any "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulation, including Section 203 of the DGCL (each, a "Takeover Statute") inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement.

          2.1.9. Brokers and Finders. Neither the Company nor any of its Subsidiaries, officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the execution and delivery of this Agreement or the Merger or the other transactions contemplated by this Agreement, except that the Company has retained Morgan Stanley & Co. Incorporated and Bear, Stearns & Co. Inc. as its financial advisors.

          2.1.10.   Employee Benefit Plans.
                    ----------------------

               2.1.10.1. Set forth in Section 2.1.10 of the Company Disclosure Schedule is a list of each stock option, stock purchase, and stock appreciation right with respect to the 100 highest paid (based on 1999 base salary and annual bonus) Company Employees (as defined below) who are participants in the Company's Key Corporation Managers Bonus Plan, including the exercise prices, vesting schedules and expiration dates of the Company Stock Options, each material stock based incentive plan, or other similar arrangement or policy applicable to any current, former, or retired employee, officer, consultant, independent contractor, agent or director of the Company or any of its Subsidiaries (collectively, the "Company Employees"), each material plan, program, or policy providing for bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance coverage and self-insured arrangements, health or medical benefits, disability benefits, workers' compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits or other employee benefits of any kind, whether funded or unfunded, which is maintained, administered or contributed to by the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries has any liability, contingent or otherwise, and which covers any Company Employee employed or providing services or formerly employed or providing services in the United States or the United Kingdom to the Company or any of its Subsidiaries, (including but not limited to each "employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), but excluding any plan that is a "multiemployer plan," as defined in Section 3(37) of ERISA) (collectively, the "Company Employee Plans"), and each material employment, severance, consulting, non-compete, or similar agreement or contract that provides for equity grants and/or cash incentives that are beyond and are inconsistent with the Company's ordinary annual equity grant and/or cash incentive programs as set forth in the guidelines and criteria therefor previously provided to Parent (each a "Company Employment Agreement"). True and complete copies of all Company Employment Agreements and Company Employee Plans, as listed in the preceding sentence, including, but not limited to, any trust instruments and insurance contracts forming a part of any Company Employee Plan, and all amendments have been provided or made available to Parent. For purposes of this Agreement, the term "Company Foreign Plan" shall refer to each material plan, program or contract maintained, sponsored or contributed to by the Company or a Subsidiary that is subject to or governed by the laws of any jurisdiction other than the United States or the United Kingdom, and which would have been treated as a Company Employee Plan had it been a United States or United Kingdom plan, program or contact. The Company shall use its reasonable best efforts to make available to Parent, within thirty (30) days following the date of this Agreement, a list and copies of the Company Foreign Plans.

               2.1.10.2. Each Company Employee Plan and Company Employment Agreement has been established and maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations (including but not limited to ERISA and the Code) which are applicable to the plan or agreement, except where failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company in the six years prior to the date of this Agreement, neither the Company, any of its Subsidiaries nor any ERISA Affiliate contributes to, or is or has been required to contribute to, any "multiemployer plan" as defined in Section 3(37) of ERISA. Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, (i) neither the Company, any of its Subsidiaries nor any of its ERISA Affiliates has incurred a liability, contingent or otherwise, under Title IV of ERISA that has not been satisfied in full, and
(ii) to the knowledge of the Company Officers no condition exists that presents a risk to the Company, any of its Subsidiaries or any of its ERISA Affiliates of incurring any such liability other than liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due). For purposes of this Agreement, "ERISA Affiliate" means, with respect to the Company or Parent, as applicable, each business or entity which is a member of a "controlled group of corporations," under "common control" or an "affiliated service group" with the Company or Parent, as applicable, within the meaning of Sections 414(b), (c) or (m) of the Code, or required to be aggregated with the Company or Parent, as applicable, under Section 414(o) of the Code, or is under "common control" with the Company or Parent, as applicable, within the meaning of Section 4001(a)(14) of ERISA. Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, all contributions required to be made under the terms of any Company Employee Plan or Company Foreign Plan have been made, and where applicable to a Company Employee Plan, the Company, its Subsidiaries and its ERISA Affiliates have complied with the minimum funding requirements under Section 412 of the Code and
Section 302 of ERISA with respect to each Company Employee Plan. Each Company Employee Plan which is intended to be qualified under Section 401(a) of the Code is so qualified and has been so qualified during the period from its adoption to date, and each trust forming a part thereof is exempt from federal income tax pursuant to Section 501(a) of the Code and, to the knowledge of the Company Officers, no circumstances exist which could reasonably be expected to materially adversely affect qualification or exemption.

               2.1.10.3. Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, neither the Company, any of its Subsidiaries nor any of its ERISA Affiliates (i) maintains, contributes to or is party to any Company Employee Plan or Company Employment Agreement which provides, or has any liability to provide, life insurance, medical, severance or other employee welfare benefits to any Company Employee upon his retirement or termination of employment, except as may be required by Section 4980B of the Code; or (ii) has ever represented, promised or contracted (whether in oral or written form) to any Company Employee employed by or providing services to, or formerly employed by or providing services to, the Company or any of its Subsidiaries in the United States or the United Kingdom (each a "US/UK Company Employee") (either individually or to the US/UK Company Employees as a group) that the US/UK Company Employee(s) would be provided with life insurance, medical, severance or other employee welfare benefits upon their retirement or termination of employment, except to the extent required by
Section 4980B of the Code.

               2.1.10.4. The execution, delivery of and performance by the Parties of their obligations under and the consummation of the transactions contemplated by this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) (i) constitute an event under any Company Employee Plan, any Company Employment Agreement, or any trust or loan related to any of those plans or agreements that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Company Employee, (ii) to the knowledge of any Company Officer, constitute an event under any Company Foreign Plans or any trust or loan related to any of those plans that will or may result in payments (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distributions, increases in benefits or obligations to fund benefits with respect to any Company Employee (other than US/UK Company Employees) that would be, individually or in the aggregate, material, or (iii) result in the triggering or imposition of (x) any restrictions or limitations on the right of the Company, any of its Subsidiaries or Parent to amend or terminate any Company Employee Plan or any Company Employment Agreement, or
(y) to the knowledge of the Company Officers, any material restrictions or limitations on the rights of the Company, any of its Subsidiaries or Parent to amend or terminate any Company Foreign Plan. No payment or benefit which will or may be made by the Company, or any of the Subsidiaries of the Company, Parent or any of their respective ERISA Affiliates with respect to any US/UK Company Employee will be characterized as an "excess parachute payment" within the meaning of Section 280G(b)(1) of the Code. Except as would not have a Material Adverse Effect on the Company, there is no commitment covering any US/UK Company Employee, or, to the knowledge of the Company Officers, any other Company Employee, that, individually or in the aggregate, would reasonably be expected to give rise to the payment of any amount that would result in a material loss of tax deductions pursuant to
Section 162(m) of the Code.

               2.1.10.5. There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or, to the knowledge of the Company Officers, any of its Subsidiaries or any of its ERISA Affiliates relating to, or change in employee participation or coverage under, any Company Employee Plan or Company Employment Agreement which would increase the expense of maintaining the plan or agreement above the level of the expense incurred in respect thereof for the 12 months ended on December 31, 1999, except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, all Company Foreign Plans (i) have been maintained in accordance with all applicable requirements; (ii) if they are intended to qualify for special tax treatment, meet all requirements for that treatment; and (iii) if they are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

               2.1.10.6. Except with respect to options granted to members of the Board of Directors of the Company under the Directors Stock Option Plan adopted January 16, 2000, the Company has not granted any Company Stock Options under any Company Stock Plan to any person who was not a common law employee of the Company or a Subsidiary of the Company as of the date of grant.

          2.1.11. Labor and Employment Matters. Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, the Company and each Subsidiary (i) is in compliance with all applicable Laws respecting employment, employment practices, labor, terms and conditions of employment and wages and hours, in each case, with respect to Company Employees; and (ii) is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits for Company Employees. No work stoppage or labor strike against the Company or any Subsidiary by Company Employees is pending or, to the knowledge of the Company Officers, threatened.

          2.1.12. Licenses. Each of the Company and its Subsidiaries has all material permits, licenses, certificates, waivers or authorizations ("Licenses") from all Governmental Entities having jurisdiction over any part of its business necessary for the conduct of any of its activities and all Licenses are valid and in full force and effect, except for any Licenses the failure of which to have or to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, no event has occurred or other fact exists with respect to any of the Licenses held by the Company or any of its Subsidiaries which permits, or after notice or lapse of time or both would permit, revocation or termination thereof or would result in any other material impairment of the rights of the holder of any of the Licenses.

          2.1.13. Intellectual Property. Each of the Company and its Subsidiaries own or have a valid right to use patents, trademarks, trade names, domain names, service marks, copyrights, processes, formulae, methods, schedules, technology, know-how, computer software programs and applications and other proprietary information ("IP Rights") as are necessary in connection with its respective businesses, except where the failure to own or have a valid right to use such IP Rights, individually or in the aggregate, would not have a Material Adverse Effect on the Company. Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has, to the knowledge of the Company Officers, infringed on any IP Rights of any third party.

          2.1.14. Rights Agreement. The Company has taken all necessary action so that (a) neither the execution nor delivery of this Agreement, the performance by the Parties of their respective obligations under this Agreement, as applicable, and the consummation of the transactions completed by this Agreement, including the Merger, give rise to or will give rise to a "Distribution Date," "Stock Acquisition Date" or "Trigger Date," or result in Parent or any of its Affiliates becoming an "Acquiring Person" (each as defined in the Rights Agreement), under the Rights Agreement and (b) the rights issued pursuant to the Rights Agreement shall expire immediately prior to the Effective Time.

          2.1.15. Continuity of Business. Section 2.1.15 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, the ten largest clients (measured by fees and commissions generated) of the Company and its Subsidiaries for the calendar year ended December 31, 1999. To the knowledge of any of the Company Officers, no client of the Company or any of its Subsidiaries identified pursuant to the preceding sentence has advised the Company or any Subsidiary orally or in writing prior to or as of the date of this Agreement that it (y) is terminating or considering terminating the handling of its business by the Company or its Subsidiary, as applicable, as a whole or (z) is planning to reduce its aggregate future spending with the Company or any of its Subsidiaries in any material manner.

          2.1.16. Compliance with Laws. Neither the Company nor any of its Subsidiaries is in violation of, or has violated, any applicable provisions of any Laws except for any violations that, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

          2.1.17. Certain Contracts. Section 2.1.17 of the Company Disclosure Schedule sets forth a list of material Contracts with respect to partnerships, joint ventures, strategic alliances, acquisitions or dispositions containing covenants of the Company or any of its Subsidiaries not to compete (i) in any line of business, (ii) in any industry or (iii) in any geographical area, in each of cases (i), (ii) and (iii) that is material to the Company and its Subsidiaries taken as a whole.

          2.1.18. Tax Treatment. Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or failed to take any action, and the Company Officers do not know of any other action taken or failed to be taken by any other Person, which action or failure would jeopardize the treatment of the Merger as a reorganization within the meaning of Section 368 of the Code or the ability of counsel to render the opinions described in Sections 4.2.3 and 4.3.3 of this Agreement.

          2.1.19.   Tax Matters.
                    -----------

          (a) All returns, declarations, reports, estimates, information returns and statements required to be filed on or before the Effective Time under federal, state, local or any foreign tax laws ("Tax Returns") with respect to Company or any of its Subsidiaries, have been or will be timely filed, or requests for extensions have been timely filed and have not expired, except where a failure or failures to so timely file would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

          (b) Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, all material Tax Returns filed by the Company or any of its Subsidiaries are complete and accurate in all material respects.

          (c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, all Taxes (as defined below) shown to be due and payable (without regard to whether those Taxes have been assessed) on the Tax Returns of the Company or any of its Subsidiaries have been paid or adequate reserves have been established for the satisfaction of those Taxes. For purposes of this Agreement, "Taxes" shall mean all taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority whether arising before, on or after the Effective Time.

          (d) There are no outstanding agreements or waivers extending the statutory period of limitations applicable to federal, state, local or foreign income or other Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

          (e) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries is a party to any Tax sharing or similar agreement or any agreement pursuant to which it or any of its Subsidiaries has an obligation to indemnify any party (other than the Company or one of its Subsidiaries) with respect to Taxes.

          (f) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, all Taxes due with respect to completed and settled examinations or concluded litigation relating to the Company or any of its Subsidiaries have been paid in full or adequate reserves have been established for the payment thereof.

          (g) No material audit or examination or refund litigation with respect to any Tax Return is pending as of the date of this Agreement.

     Section 2.2. Representations and Warranties of Parent. Except as disclosed in the Parent Reports (as defined in Section 2.2.5) filed with the SEC prior to the date of this Agreement and except as set forth in the corresponding sections of Parent's disclosure schedule to this Agreement (the "Parent Disclosure Schedule" and, together with the Company Disclosure Schedule, the "Disclosure Schedules"), Parent represents and warrants to the Company as follows:

          2.2.1. Organization, Good Standing and Qualification. Each of Parent and its Subsidiaries is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority, and all government licenses, authorizations, consents and approvals required to own, operate and lease its properties and assets and to carry on its business as presently conducted and is duly qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where the ownership, operation or leasing of its assets or properties or conduct of its business requires this qualification, except where the failure to be so organized, qualified or in good standing (with respect to jurisdictions that recognize the concept of good standing), or to have this power or authority, would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Parent has made available to the Company complete and correct copies of its memorandum and articles of association and the Deposit Agreement, as amended to the date of this Agreement. These memorandum and articles of association and the Deposit Agreement, as so made available, are in full force and effect.

          2.2.2. Capital Structure. (a) As of the date of this Agreement, the authorized share capital of Parent is (pound)125,000,000 divided into 1,250,000,000 Parent Ordinary Shares. As of the close of business on May 5, 2000, the issued share capital of Parent consisted of 778,578,881 Parent Ordinary Shares. All of the outstanding Parent Ordinary Shares are, and all of the Parent Ordinary Shares to be issued pursuant to the Merger are, or will be when issued, duly authorized and validly issued and fully paid or credited as fully paid. As of the date of this Agreement, Parent has no Parent Ordinary Shares reserved for or otherwise subject to issuance, except (i) no more than 30,000,000 Parent Ordinary Shares subject to issuance pursuant to outstanding options to purchase Parent Ordinary Shares and (ii) a number of Parent Ordinary Shares with a value upon issuance equivalent to no more than $100 million, in the aggregate, which are issuable pursuant to "earn-out" provisions of acquisition and similar agreements previously entered by Parent and/or its Subsidiaries. As of the date of this Agreement, except as set forth above, Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of Parent on any matter.

               (b) Each of the outstanding shares of capital stock or other ownership interests of each of Parent's Subsidiaries that constitute a Significant Subsidiary is duly authorized, validly issued, fully paid and nonassessable and owned by Parent or a direct or indirect wholly owned Subsidiary of Parent, in each case free and clear of any material lien, pledge, security interest, claim or other encumbrance, except as would not have a Material Adverse Effect on Parent. Except as set forth in Section 2.2.2(a), as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind which obligate Parent or any of its Material Subsidiaries to issue or sell any shares of capital stock or other securities of Parent or any of its Material Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire from Parent or any of its Material Subsidiaries, any securities of Parent or any of its Material Subsidiaries, and no securities or obligations evidencing any rights are authorized, issued or outstanding. Except as set forth in Section 2.2.2(a), as of the date of this Agreement, Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible, exchangeable or exercisable for or into securities having the right to vote) with the shareholders of Parent on any matter.

               2.2.3. Corporate Authority and Approval. Each of Parent and, to the extent applicable, Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement, subject only in the case of Parent to the approval of the Parent Requisite Resolutions and the Parent Director Resolutions (both as defined in Section 3.5) by, on a show of hands, not less than a simple majority of the holders of the outstanding Parent Ordinary Shares, present in person or, on a poll, by the holders of not less than a simple majority of the votes attaching to the Parent Ordinary Shares who vote in person or by proxy (the "Parent Requisite Votes"). The execution and delivery by each of Parent and, to the extent applicable, Merger Sub, of this Agreement, the performance by each of Parent and Merger Sub of its obligations under this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject only in the case of Parent to the approval of the Parent Requisite Resolutions and the Parent Director Resolutions pursuant to the Parent Requisite Votes, and assuming the due authorization, execution and delivery of this Agreement by the Company, this Agreement constitutes the valid and binding agreement of Parent and, to the extent applicable, Merger Sub, enforceable against Parent and, to the extent applicable, Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. The Board of Directors of Parent has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and has adopted a resolution, subject to Section 3.3.5 of this Agreement, that the Parent's shareholders be recommended to vote in favor of the adoption of the Parent Requisite Resolutions and the Parent Director Resolutions at the Parent Shareholders Meeting (as defined in Section 3.5).

           2.2.4.   Governmental Filings, No Violations.
                    -----------------------------------

               2.2.4.1. Other than the necessary filings, notices, approvals, confirmations, consents, declarations and/or decisions (A) pursuant to Sections 1.1.2 and 3.4, (B) under the HSR Act, the Exchange Act and the Securities Act, (C) to comply with the rules and regulations of the U.K. Listing Authority ("UKLA"), the LSE, the NYSE and the National Association of Securities Dealers Automated Quotation System National Market (the "NASDAQ") or any other stock exchanges on which securities of the Company or Parent or any of its Subsidiaries are listed or traded, (D) with and from the European Commission, in accordance with the Regulation,
(E) with and from the competent authority of any member state of the European Union to which any of the transactions contemplated by this Agreement is referred pursuant to under Article 9 of the Regulation), (F) or under other antitrust laws, competition or other similar rules, regulations and judicial doctrines of jurisdictions outside of the United States and the European Union and (G) with and from H.M. Treasury pursuant to Section 765 of Income and Corporation Tax Act 1988 (these filings, notices, approvals, confirmations, consents, declarations and/or decisions to be made, given or obtained by Parent being the "Parent Required Consents"), no filings, notices, declarations and/or decisions are required to be made by Parent or any of its Subsidiaries with, nor are any approvals or other confirmations or consents required to be obtained by Parent or any of its Subsidiaries from, any Governmental Entity, in connection with the execution and delivery by Parent and, to the extent applicable, Merger Sub of this Agreement, the performance by Parent and Merger Sub of their obligations under this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement, except those the failure of which to make, give or obtain, individually or in the aggregate, would not have a Material Adverse Effect on Parent or prevent, materially delay or materially impair Parent's or Merger Sub's ability to consummate the Merger or any of the other transactions contemplated by this Agreement.

               2.2.4.2. The execution and delivery of this Agreement by Parent and, to the extent applicable, Merger Sub do not, and the performance of Parent and, to the extent applicable, Merger Sub of their obligations under this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement (including the issuance of Parent Depositary Shares, the issuance of Parent Ordinary Shares to the Nominee and the deposit of Parent Ordinary Shares by the Nominee with the Depositary against issuance of Parent Depositary Shares in accordance with the Deposit Agreement) will not, constitute or result in (A) a breach or violation of, or a default under Parent's memorandum or articles of association or the certificate of incorporation and by-laws of Merger Sub (each as amended from time to time), (B) subject to making, giving or obtaining all necessary filings, notices, approvals, confirmations, declarations and/or decisions specified by Section 2.2.4.1, a breach or violation of, or a default under, the acceleration of any obligations or the creation of a lien, pledge, security interest, right of purchase, sale or termination or other encumbrance on the assets of Parent or any of its Subsidiaries (with or without notice, lapse of time or both) pursuant to any Contract binding upon Parent or any of its Subsidiaries or any Law or governmental or non-governmental permit or license to which Parent or any of its Subsidiaries is subject, or (C) any change in the rights or obligations of any party under any of these Contracts except, in the case of clause (B) or (C) above, for any breach, violation, default, acceleration, creation or change that, individually or in the aggregate, would not have a Material Adverse Effect on Parent or prevent, materially delay or materially impair Parent's or Merger Sub's ability to consummate the Merger or any of the other transactions contemplated by this Agreement.

          2.2.5. Reports; Financial Statements. Since January 1, 1997, Parent has filed with the SEC all material forms, statements, reports and documents (including all exhibits, post-effective amendments and supplements thereto) required to be filed by it under each of the Securities Act, the Exchange Act and the respective rules and regulations thereunder (collectively the "Parent Reports" and, together with the Company Reports, the "Reports"). As of their respective dates, the Parent Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated balance sheets of Parent and its subsidiaries included in or incorporated by reference into the Parent Reports (including the related notes and schedules) presents fairly, in all material respects, the financial position of Parent and its subsidiaries as of its date, and each of the related consolidated statements of income, changes in shareowners' funds and cash flows included in or incorporated by reference into the Parent Reports (including any related notes and schedules) presents fairly, in all material respects, the results of operations and cash flows of Parent and its subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in conformity with generally accepted accounting principles in the United Kingdom ("U.K. GAAP") consistently applied during the periods involved except as may be noted therein. The related notes reconciling to U.S. GAAP the consolidated financial statements of Parent, or any portion thereof, as applicable, comply in all material respects with the requirements of the SEC applicable to this reconciliation. The audited consolidated statement of income of Parent and its subsidiaries for the year ended December 31, 1999 to be included in Parent's Annual Report on Form 20-F for that year will be consistent with the unaudited consolidated statement of income of Parent and its subsidiaries included in Parent's press release of February 17, 2000.

          2.2.6. Absence of Certain Changes. Except as expressly contemplated by this Agreement, since December 31, 1999, Parent and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses, and since December 31, 1999 there has not been (i) any change in the financial condition, properties, business or results of operations of Parent and its Subsidiaries except those changes that, individually or in the aggregate, have not had and would not have a Material Adverse Effect on Parent; (ii) any declaration, setting aside or payment of any dividend or other distribution in cash, stock or property in respect of Parent's capital stock, except for regular cash dividends in the ordinary course, or (iii) any change by Parent in accounting principles, practices or methods, except as required by changes in U.K. GAAP or U.S. GAAP, as applicable.

          2.2.7. Litigation and Liabilities. (a) There are no civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of Parent's executive directors (the "Parent Executive Directors"), threatened against Parent or any of its Subsidiaries, except for those that, individually or in the aggregate, would not have a Material Adverse Effect on Parent or prevent, materially delay or materially impair Parent's or Merger Sub's ability to consummate the Merger or any of the other transactions contemplated by this Agreement.

          (b) Neither Parent nor any of its Subsidiaries had at December 31, 1999, or has incurred since that date and as of the date of this Agreement, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except (i) liabilities, obligations or contingencies (1) which are accrued or reserved against in the most recent consolidated financial statements of Parent as of December 31, 1999 or reflected in the notes thereto, or (2) which were incurred after December 31, 1999 in the ordinary course of business and consistent with past practices, (ii) liabilities, obligations or contingencies which (1) would not, individually or in the aggregate, have a Material Adverse Effect on Parent, (2) have been discharged or paid in full prior to the date of this Agreement in the ordinary course of business, or (3) are not required to be reflected in the consolidated financial statements of Parent and it Subsidiaries prepared in accordance with U.K. GAAP consistently applied.

          2.2.8. Takeover Statutes. The Board of Directors of the Parent has taken or will take all appropriate and necessary action to render any potentially applicable Takeover Statute inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement.

          2.2.9. Brokers and Finders. Neither Parent nor any of its Subsidiaries, officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the execution and delivery of this Agreement, the Merger or any of the other transactions contemplated by this Agreement, except that Parent has employed Goldman Sachs International and Merrill Lynch, Pierce, Fenner & Smith, Incorporated, as its financial advisors.

          2.2.10.  Employee Benefit Plans.
                   ----------------------

               2.2.10.1. Parent maintains the Executive Stock Option Plan, the Performance Share Plan, the Long-Term Incentive Plan, and the Worldwide Ownership Plan (collectively, "Parent Employee Plans") in which directors, former directors, employees and former employees of Parent or any of its Subsidiaries (collectively, "Parent Employees") may participate subject to their terms and the determinations of the compensation committee of Parent, and the Leadership Equity Acquisition Plan, in which a small number of senior executives of Parent and certain Subsidiaries may participate subject to their terms and the determinations of the compensation committee of Parent (collectively, "Parent Plans"). All Parent Plans have been adopted and administered in conformity with all applicable Laws, and subject to all necessary consents or approvals of Parent's shareholders. True and complete copies of all Parent Employee Plans, and all amendments thereto, have been provided or made available to the Company.

               2.2.10.2. Each material Parent employee benefit and welfare plan maintained in the United States or the United Kingdom has been established and maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations (including but not limited to ERISA and the Code) which are applicable to that plan, except where failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent, neither Parent, any of its Subsidiaries nor any ERISA Affiliate contributes to, or is or has ever been required to contribute to, any "multiemployer plan" as defined in Section 3(37) of ERISA. Except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent, in the six years prior to the date of this Agreement, (i) neither Parent, any of its Subsidiaries nor any of its ERISA Affiliates has incurred a liability, contingent or otherwise, under Title IV of ERISA that has not been satisfied in full, and (ii) to the knowledge of Parent's Executive Directors no condition exists that presents a risk to Parent, any of its Subsidiaries or any of its ERISA Affiliates of incurring any liability other than liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due). Except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent, all contributions required to be made under the terms of any employee benefit plan subject to ERISA that is maintained, sponsored, contributed to or required to be contributed to by Parent or its Subsidiaries (the "Parent ERISA Plans") have been made, and where applicable to a Parent ERISA Plan, Parent, its Subsidiaries and its ERISA Affiliates have complied with the minimum funding requirements under
Section 412 of the Code and Section 302 of ERISA with respect to each Parent ERISA Plan. Each Parent ERISA Plan which is intended to be qualified under Section 401(a) of the Code is so qualified and has been so qualified during the period from its adoption to date, and each trust forming a part thereof is exempt from federal income tax pursuant to Section 501(a) of the Code and, to the knowledge of the Parent Executive Directors, no circumstances exist which could reasonably be expected to adversely affect this qualification or exemption.

               2.2.10.3. Except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent, neither Parent, any of its Subsidiaries nor any of its ERISA Affiliates (i) maintains or contributes to any Parent ERISA Plan which provides, or has any liability to provide, life insurance, medical, severance or other employee welfare benefits to any Parent Employee upon his retirement or termination of employment, except as may be required by Section 4980B of the Code or (ii) has ever represented, promised or contracted (whether in oral or written form) to any Parent Employee (either individually or to the Parent Employees as a group) that the Parent Employee(s) would be provided with life insurance, medical, severance or other employee welfare benefits upon their retirement or termination of employment, except to the extent required by Section 4980B of the Code.

               2.2.10.4. The execution, delivery of and performance by the Parties of their obligations under and the consummation of the transactions contemplated by this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) (i) constitute an event under any material Parent employee plan that covers Parent Employees employed by or providing services to Parent or any of its Subsidiaries in the United States or the United Kingdom (a "US/UK Parent Employee Plan"), trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Parent Employee, or (ii) result in the triggering or imposition of any restrictions or limitations on the right of Parent or any of its Subsidiaries to amend or terminate any material US/UK Parent Employee Plan and receive the full amount of any excess assets remaining or resulting from this amendment or termination, subject to applicable taxes. No payment or benefit which will or may be made by Parent, any of the Subsidiaries of the Company, the Company or any of their respective affiliates with respect to any Parent Employee will be characterized as an "excess parachute payment" within the meaning of Section 280G(b)(1) of the Code. Except as would not have a Material Adverse Effect on Parent, there is no commitment covering any Parent Employee that, individually or in the aggregate, would reasonably be expected to give rise to the payment of any amount that would result in a material loss of tax deductions pursuant to
Section 162(m) of the Code.

               2.2.10.5. There has been no amendment to, written interpretation or announcement (whether or not written) by Parent, any of its Subsidiaries or any of its Affiliates relating to, or change in employee participation or coverage under, any material US/UK Parent Employee Plan which would increase the expense of maintaining that US/UK Parent Employee Plan above the level of the expense incurred in respect thereof for the 12 months ended on December 31, 1999, except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

               2.2.10.6. Except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent, all Parent ERISA Plans
(i) have been maintained in accordance with all applicable requirements;
(ii) if they are intended to qualify for special tax treatment meet all requirements for that treatment; and (iii) if they are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

          2.2.11. Labor and Employment Matters. Except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent, Parent and each Subsidiary (i) is in compliance with all applicable Laws respecting employment, employment practices, labor, terms and conditions of employment and wages and hours, in each case, with respect to Parent Employees; and (ii) is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits for Parent Employees. No work stoppage or labor strike against Parent or any Subsidiary by Parent Employees is pending or, to the knowledge of the Parent Executive Directors, threatened.

          2.2.12. Licenses. Each of Parent and its Subsidiaries has all material Licenses from all Governmental Entities having jurisdiction over any part of its business necessary for the conduct of any of its activities and all such material Licenses are valid and in full force and effect, except for any Licenses the failure of which to have or to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent, no event has occurred or other fact exists with respect to any of the Licenses held by Parent or any of its Subsidiaries which permits, or after notice or lapse of time or both would permit, revocation or termination thereof or would result in any other material impairment of the rights of the holder of any of the Licenses.

          2.2.13. Intellectual Property. Each of Parent and its Subsidiaries own or have a valid right to use IP Rights as are necessary in connection with its respective businesses, except where the failure to own or have a valid right to use such IP Rights, individually or in the aggregate, would not have a Material Adverse Effect on Parent. Except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries has infringed on any IP Rights of any third party.

          2.2.14. Continuity of Business. Section 2.2.14 of the Parent Disclosure Schedule sets forth, as of the date of this Agreement, the ten largest clients (measured by fees and commissions generated) of Parent and its Subsidiaries for the calendar year ended December 31, 1999. No client of Parent or any of its Subsidiaries identified pursuant to the preceding sentence has advised Parent or any of its Subsidiaries orally or in writing prior to or as of the date of this Agreement that it (y) is terminating or considering terminating the handling of its business by Parent or its Subsidiary, as applicable, as a whole or (z) is planning to reduce its aggregate future spending with Parent or any of its Subsidiaries in any material manner.

          2.2.15. Compliance with Laws. Neither Parent nor any of its Subsidiaries is in violation of, or has violated, any applicable provisions of any Laws except for any violations that, individually or in the aggregate, would not have a Material Adverse Effect on Parent.

          2.2.16. Certain Contracts. Section 2.2.16 of the Parent
Disclosure Schedule sets forth a list of material Contracts with respect to partnerships, joint ventures, strategic alliances, acquisitions or dispositions containing covenants of Parent or any of its Subsidiaries not to compete (i) in any line of business, (ii) in any industry or (iii) in any geographical area, in each of cases (i), (ii) and (iii) that is material to Parent and its Subsidiaries taken as a whole.

          2.2.17. Tax Treatment. Neither Parent nor any of its Subsidiaries has taken or agreed to take any action or failed to take any action, and the Parent Executive Directors do not know of any action taken or failed to be taken by any other Person, which action or failure would jeopardize the treatment of the Merger as a reorganization within the meaning of Section 368 of the Code or the ability of counsel to render the opinions described in Sections 4.2.3 and 4.3.3 of this Agreement.

          2.2.18. Merger Sub's Operations. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not (i) engaged in any business activities, (ii) conducted any operations or (iii) incurred any liabilities other than pursuant to this Agreement and in connection with the Merger and other transactions contemplated by this Agreement.

          2.2.19. Tax Matters. (a) All Tax Returns required to be filed on or before the Effective Time under federal, state, local or any foreign tax laws with respect to Parent or any of its Subsidiaries, have been or will be timely filed, or requests for extensions have been timely filed and have not expired, except where a failure or failures to so timely file would not, individually or in the aggregate, be expected to have a Material Adverse Effect on Parent.

          (b) Except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent, all material Tax Returns filed by Parent or any of its Subsidiaries are complete and accurate in all material respects.

          (c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, all Taxes shown to be due and payable (without regard to whether those Taxes have been assessed) on the Tax Returns of Parent or any of its Subsidiaries have been paid or adequate reserves have been established for the satisfaction of those Taxes.

          (d) There are no outstanding agreements or waivers extending the statutory period of limitations applicable to federal, state, local or foreign income or other Tax Returns required to be filed by or with respect to Parent or any of its Subsidiaries, except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

          (e) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries is a party to any Tax sharing or similar agreement or any agreement pursuant to which it or any of its Subsidiaries has an obligation to indemnify any party (other than Parent or one of its Subsidiaries) with respect to Taxes.

          (f) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, all Taxes due with respect to completed and settled examinations or concluded litigation relating to Parent or any of its Subsidiaries have been paid in full or adequate reserves have been established for the payment thereof.

          (g) No material audit or examination or refund litigation with respect to any Tax Return is pending as of the date of this Agreement.

                                ARTICLE III

                                 COVENANTS

     Section 3.1. Interim Operations of the Company. During the period from the date of this Agreement until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to (unless the Parent shall otherwise approve in writing and except as otherwise expressly contemplated by or provided in this Agreement or as set forth in the corresponding section of the Company Disclosure Schedule):

          3.1.1. conduct its businesses in the ordinary and usual course in all material respects and, to the extent consistent therewith, use commercially reasonable efforts to preserve its business organization intact and maintain its existing relations and goodwill with employees, customers, clients, suppliers, creditors, lessors and business associates;

          3.1.2. not (i) amend the certificate of incorporation or by-laws of the Company; (ii) split, combine, subdivide or reclassify any of the outstanding shares of capital stock of the Company; or (iii) adopt a plan of complete or partial liquidation;

          3.1.3. with respect to the Company and its Material Subsidiaries
(i) subject to Section 3.11.2, not declare, set aside or pay any dividend or distribution payable in cash, stock or property in respect of any of its capital stock or any securities convertible, exchangeable or exercisable for or into shares of its capital stock, other than (w) in respect of the Company Common Shares, regular quarterly cash dividends of no more than $.025 per Company Common Share, (x) in respect of the Company Money Market Preferred Shares, dividends required pursuant to the terms thereof, (y) in respect of the Company Convertible Notes, interest payments required to be made under the terms thereof, and (z) dividends paid to the Company or wholly owned Subsidiaries of the Company; and (ii) not repurchase, redeem or otherwise acquire (except for repurchases, redemptions or acquisitions
(A) required by the terms of its capital stock or securities outstanding on the date of this Agreement, (B) required by the respective terms as of the date of this Agreement of any Company Stock Plans, or (C) repurchases of Company Money Market Preferred Shares for not more than the Preferred Consideration per share) any shares of its capital stock, or any securities convertible, exchangeable or exercisable for or into any shares of its capital stock;

          3.1.4. except as permitted by Section 3.1.5, not (i) issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind to acquire, its capital stock (other than (x) grants to new hires and to employees who become Company Employees as a result of acquisitions or other business combinations permitted by this Agreement of Company Stock Options to purchase up to 800,000 Company Common Shares, in the aggregate; provided that those Company Stock Options are granted under Company Stock Plans in effect as of the date of this Agreement in a manner consistent with past practice and shall not vest or become exercisable as a result of this Agreement or the consummation of the transactions contemplated by this Agreement, (y) Company Common Shares issuable pursuant to Company Stock Options outstanding on the date of this Agreement under the Company Stock Plans or granted after the date of this Agreement in accordance with the terms of this Agreement, or (z) upon conversion of the Company Convertible Notes outstanding as of the date of this Agreement); (ii) incur or modify in any material respect (x) any material indebtedness or any of the terms of any material indebtedness or (y) any other liability except in the ordinary and usual course of business and except for any judgment issued against the Company or any of its Subsidiaries or any other liability, the incurrence of which is not within the control of the Company or any of its Subsidiaries; (iii) enter into any merger, reorganization, consolidation or share exchange; (iv) sell, lease, license to any Person(s) or otherwise dispose of any business or material assets or any other assets, outside the ordinary and usual course of business (by merger, consolidation, stock or asset disposition or otherwise); or (v) purchase, lease or license from any Person or otherwise acquire any assets (outside of the ordinary and usual course of business) and/or business(s) (by merger, consolidation, stock or asset acquisition or otherwise) (any of these transactions an "Acquisition Transaction"), or enter into any agreement with respect to any Acquisition Transaction; provided that the Company and its Subsidiaries may enter into or consummate any Acquisition Transaction so long as (1) no individual Acquisition Transaction (together with all related transactions) entered into after the date of this Agreement involves payment, delivery of consideration or an agreement to deliver any future consideration of a value or an estimated value of more than $50 million, (2) all Acquisition Transactions entered into after the date of this Agreement do not involve payment, delivery of consideration or an agreement to deliver any future consideration of a value or an estimated value of more than $100 million, in the aggregate, and (3) Parent is given notice no later than concurrently with the entry into any agreement with respect to an Acquisition Transaction and, in any event, before any public disclosure regarding an Acquisition Transaction is made by the Company any of its Subsidiaries or by any other party (if any Company Officer is aware that any public disclosure is to be made by the other party);

          3.1.5. not (i) terminate, establish, adopt, enter into, implement, make any new grants or awards of equity-based compensation or other benefits under, amend or otherwise modify any compensation or benefit plan or outstanding award thereunder or agreement or increase the salary, wage, bonus or other compensation of any directors, officers or employees except (1) for increases in salary, wages or non-equity bonus compensation or non-equity benefits in the ordinary and usual course of business consistent with past practice; and (2) as permitted in accordance with
Section 3.1.4 and pursuant to the agreements listed in Section 3.1.5 of the Company Disclosure Schedule; and (3) any immaterial amendment or modification to any compensation or benefit plan, (ii) cause the acceleration of the time of payment or vesting, or trigger any payment or funding, of any compensation, benefits or awards, under any Company Employment Agreement, any Company Employee Plan or any Company Foreign Plan, except in each case as required by the applicable Company Employee Plan, Company Foreign Plan or Company Employment Agreement pursuant to the terms in effect as of the date of this Agreement, (iii) settle the exercise of stock options in other than Company Common Shares or (iv) terminate Without Cause (as defined in the No-Sale Agreement) the employment of any employee of the Company or any of its Subsidiaries who is a party to a No-Sale Agreement or take any action that would permit any of those employees to terminate his or her employment for Good Reason (as defined in the Employment Agreement), except if the Board of Directors of the Company determines in good faith that any such termination or action is required for it to comply with its fiduciary duties under applicable law;

          3.1.6. subject to Section 3.6.1(b), not take any action or omit to take any action which to the knowledge of the Company Officers would prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated by this Agreement, including any action or omission that would cause the Merger to fail to qualify as a reorganization under Section 368 of the Code;

          3.1.7. timely satisfy, or cause to be timely satisfied, all applicable Tax reporting and filing requirements contained in the Code with respect to the transactions contemplated by this Agreement, including, without limitation, the reporting requirements contained in United States Treasury Regulation Section 1.367(a)-3(c)(6);

          3.1.8. not (w) take any action to amend the Rights Agreement, (x) redeem the rights subject to the Rights Agreement or (y) take any action to exempt any third party from the Rights Agreement;

          3.1.9. not waive any of its rights under, or release any other party from, amend, or fail to enforce its rights under, any provision of any standstill agreement;

          3.1.10. except as permitted by Section 3.1.4, not enter into, or modify, amend the terms of, or terminate any material joint venture, partnership or similar arrangement;

          3.1.11. not (i) change its (w) Tax accounting policies, practices or methods, or (x) Tax elections; and (ii) settle any material audits, examinations or litigation with respect to Taxes;

          3.1.12. not take any action to cause the Company Common Shares to cease to be listed on the NYSE; or

          3.1.13. authorize or enter into an agreement to do any of the foregoing.

     Section 3.2. Interim Operations of Parent. During the period from the date of this Agreement until the Effective Time, Parent shall, and shall cause each of its Subsidiaries to, as applicable (unless the Company shall otherwise approve in writing and except as otherwise expressly contemplated by or provided in this Agreement or as set forth in the corresponding section of the Parent Disclosure Schedule):

          3.2.1. conduct its business in the ordinary and usual course in all material respects and, to the extent consistent therewith, use commercially reasonable efforts to preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, creditors, lessors, employees and business associates;

          3.2.2. not (i) amend the memorandum and articles of association of Parent or the Deposit Agreement; (ii) split, combine, subsidize or reclassify the outstanding share capital of Parent or (iii) adopt a plan of complete or partial liquidation;

          3.2.3. (i) subject to Section 3.11.2, not declare, set aside or pay any dividend or distribution payable in cash, stock or property in respect of any of its capital stock, other than regular interim and final annual cash dividends, consistent with past practice (including increases consistent with past practice); or (ii) repurchase, redeem or otherwise acquire (except for repurchases, redemptions or acquisitions (A) required by the terms of its capital stock or securities outstanding on the date of this Agreement, (B) required by the terms as of the date of this Agreement of, or in the ordinary course of the operation of, any Parent employee stock option or other employee plan or scheme or (C) otherwise in the ordinary course) any shares of its capital stock or any securities convertible, exchangeable or exercisable for or into shares of its capital stock;

          3.2.4. subject to Section 3.6.1(b), not take any action or omit to take any action (including, without limitation, acquisitions or dispositions, or waiving any of its rights under, releasing any other party from, amending, or failing to enforce its rights under, any provision of any standstill agreement) which to the knowledge of the Parent Executive Directors would prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated by this Agreement, including any action or omission that would cause the Merger to fail to qualify as a reorganization under Section 368 of the Code;

          3.2.5. timely satisfy, or cause to be timely satisfied, all applicable Tax reporting and filing requirements contained in the Code with respect to the transactions contemplated by this Agreement, including, without limitation, the reporting requirements contained in United States Treasury Regulation Section 1.367(a)-3(c)(6);

          3.2.6. not take any action to cause the Parent Ordinary Shares to cease to be listed on the LSE or the Parent Depositary Shares evidenced by Parent ADRs to cease to be eligible for quotation on NASDAQ; or

          3.2.7. authorize or enter into an agreement to do any of the foregoing.

     Section 3.3.   Acquisition Proposals.
                    ---------------------

          3.3.1. Each of the Company and Parent agrees that neither it nor any of its Subsidiaries nor any of its or any of its Subsidiaries' officers or directors shall, and each of the Company and Parent shall direct and use its best efforts to cause its and its Subsidiaries' officers, directors, employees, investment bankers, attorneys, accountants, financial advisors, agents or other representatives (collectively, with respect to each of the Company and Parent, the "Representatives") not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries by any Person not a Party or the making of any proposal or offer by any Person not a Party with respect to, a merger, reorganization, share exchange, consolidation or similar transaction involving the Company or Parent, as applicable, or any purchase of, or offer to purchase, all or a substantial portion of the equity securities of the Company or Parent, as applicable, or of all or a substantial portion of the assets of the Company or Parent, as applicable, and its Subsidiaries taken as a whole (any such proposal or offer with respect to the Company or Parent, as applicable, whether made prior to or after termination of this Agreement, being referred to with respect to that Party as an "Acquisition Proposal"), except, in each case, in connection with (and the term "Acquisition Proposal" shall not include) a proposal for, or with respect to, a transaction that is permitted under Sections 3.1 or 3.2, as applicable, if immediately after the consummation of such transaction the stockholders or shareholders of the Company or Parent, as applicable, immediately prior to the consummation of such transaction continue to hold at least a majority of the outstanding shares of the entity surviving or resulting from that transaction. Each of the Company and Parent further agrees that neither it nor any of its Subsidiaries nor any of its or any of its Subsidiaries' officers or directors will, and that it will direct and use its best efforts to cause its Representatives not to, directly or indirectly, engage in any discussions or negotiations with or provide any confidential information or data to any Person not a Party relating to an Acquisition Proposal or engage in any negotiations concerning an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. Notwithstanding the foregoing, in the event that (i) Parent or the Company shall receive an Acquisition Proposal and has not at any time violated, in any material respect, the terms of this Section 3.3.1, (ii) the Board of Directors of Parent or the Company, as applicable, determines in its good faith judgment after receiving the advice of its financial advisor that this Acquisition Proposal is reasonably likely to result in a Superior Proposal and (iii) after giving the other Party at least 24 hours notice of its intention to do so, the Party that received the Acquisition Proposal may, in the case of the Company, prior to the receipt of the Company Requisite Vote, and in the case of Parent, prior to receipt of the Parent Requisite Vote, engage in discussions and/or negotiations with the Person that made the Acquisition Proposal and/or furnish confidential information and data to that Person pursuant to a customary confidentiality agreement containing terms (other than any standstill or similar terms) no less restrictive than those set forth in the Confidentiality Agreement, dated as of February 13, 2000, between the Company and Parent (the "Confidentiality Agreement"); provided that a copy of all written information furnished to the Person that made the Acquisition Proposal is promptly provided to the other Party to this Agreement. For purposes of this Agreement, a "Superior Proposal" means in respect of the Company or Parent, as applicable, any bona fide written Acquisition Proposal that (A) is no longer conditioned upon or subject to any due diligence investigation of the Company or Parent, as applicable, and its businesses by the Person making the Acquisition Proposal and (B) the Board of Directors of the Company or Parent, as applicable, determines in its good faith judgment (x) after consultation with its financial advisors (and taking into account all the terms and conditions of the Acquisition Proposal deemed relevant by that Board of Directors, including any break-up fees, expense reimbursement provisions, conditions to consummation, and the ability of the Person making the Acquisition Proposal to obtain any financing necessary to effect the transactions contemplated by the Acquisition Proposal), to be more favorable from a financial point of view to its shareholders or stockholders, as applicable, than the Merger, and (y) taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal, to constitute a transaction that is reasonably likely to be consummated on the terms set forth in the Acquisition Proposal.

          3.3.2. Each of the Company and Parent agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal. Each of the Company and Parent also agrees that, if it has not already done so, it will promptly request, to the extent it has a contractual right to do so, that each Person, if any, that has heretofore executed a confidentiality agreement within the 12 months prior to the date of this Agreement in connection with its consideration of any Acquisition Proposal to return or destroy all confidential information or data heretofore furnished to any Person by or on behalf of it or any of its Subsidiaries.

          3.3.3. Each of the Company and Parent agrees that it will take the necessary steps promptly to inform its Subsidiaries and its Subsidiaries' Representatives of the obligations undertaken in this Section
3.3. Each of the Company and Parent agrees that it will promptly (and in no event later than 24 hours after receipt of an Acquisition Proposal) notify (which notice shall be provided orally and in writing and shall identify the Person making the Acquisition Proposal and set forth its material terms) the other Party after receipt of an Acquisition Proposal, or if any nonpublic information is requested from, or any discussions or negotiations are sought to be initiated or continued with, any of its or its Subsidiaries' Representatives and thereafter shall keep the other Party informed, on a current basis, of the status and material terms of any proposals or offers.

          3.3.4. Except as provided in Section 3.3.5, nothing contained in this Agreement shall prohibit the Company or Parent, as applicable, from taking and disclosing to its shareholders or stockholders, as applicable, a position contemplated by Rule 14e-2(a) under the Exchange Act with respect to an Acquisition Proposal by means of a tender or exchange offer or, in the case of Parent, taking this action and making these recommendations as the directors of Parent reasonably consider necessary so as to comply with any obligations imposed on Parent by the City Code on Takeovers and Mergers or the U.K. Panel on Takeover and Mergers in relation to any Acquisition Proposal (provided, that it is hereby acknowledged, for the avoidance of doubt that no provision of the City Code requires Parent or its directors to solicit or initiate any Acquisition Proposal).

          3.3.5. Subject to its fiduciary duties under applicable Law as determined by the Board of Directors of Parent in good faith after receipt of the advice of outside counsel, the Board of Directors of Parent shall recommend that its shareholders vote to approve the Parent Requisite Resolutions and the Parent Director Resolutions (and these recommendations shall be included in the Parent Circular (as defined in Section 3.4.2)). Subject to its fiduciary duties under applicable law as determined by the Board of Directors in good faith after receipt of the advice of outside counsel, the Board of Directors of the Company shall recommend that the stockholders of the Company vote to approve the adoption of this Agreement (and this recommendation shall be included in the Company Proxy Statement (as defined in Section 3.4.1.1)). Notwithstanding the foregoing, (a) subject to its fiduciary duties under applicable law, the Board of Directors of the Company shall deliver written notice to Parent four (4) business days prior to modifying its recommendation to its stockholders advising Parent that it intends to do so absent modification to the terms and conditions of this Agreement and (b) subject to its fiduciary duties under applicable law, the Board of Directors of Parent shall deliver written notice to the Company four (4) business days prior to modifying its recommendation to its shareholders advising the Company that it intends to do so absent modification to the terms and conditions of this Agreement.

          3.3.6. The Merger, this Agreement and the transactions contemplated by this Agreement shall be submitted to the stockholders of the Company for the purpose of approving this Agreement, the Merger and the transactions contemplated by this Agreement regardless of the recommendation or any change in the recommendation of the Company's Board of Directors with respect thereto.

          3.3.7. The Merger, this Agreement and the transactions contemplated by this Agreement shall be submitted to the shareholders of Parent for the purpose of approving this Agreement, the Merger and the transactions contemplated by this Agreement regardless of the recommendation or any change in the recommendation of Parent's Board of Directors with respect thereto.

     Section 3.4.  Information Supplied.
                   --------------------

          3.4.1.     Registration Statement; Other SEC Filings.

               3.4.1.1. Each of Parent and the Company shall cooperate and promptly prepare and Parent shall file with the SEC as soon as practicable a Registration Statement on Form F-4 (or any successor form) (the "Form F-4") under the Securities Act with respect to the Parent Ordinary Shares and the Parent Depositary Shares issuable and deliverable pursuant to this Agreement. A portion of the Form F-4 shall serve as a prospectus with respect to the Parent Ordinary Shares and Parent Depositary Shares issuable and deliverable pursuant to the terms of this Agreement and as the Company's proxy statement with respect to the Company Stockholders' Meeting (as defined in Section 3.5) (the "Company Proxy Statement"). Parent will cause the Form F-4 to comply as to form in all material respects with the applicable provisions of the Securities Act and Exchange Act and the rules and regulations under the Securities Act and Exchange Act. Each of Parent and the Company shall use reasonable best efforts to have the Form F-4 declared effective by the SEC as promptly as practicable after the filing. Parent shall use reasonable best efforts to obtain, prior to the effective date of the Form F-4, all necessary state securities law or "Blue Sky" permits or approvals required to effect the transactions contemplated by this Agreement. Parent will advise the Company, promptly after it receives notice, of the time when the Form F-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Depositary Shares or Parent Ordinary Shares issuable and deliverable in connection with the Merger for offering or sale in any jurisdiction.

               3.4.1.2. The Company and Parent each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in the Form F-4 or the Company Proxy Statement, including any amendment or supplement, will, at the time the Form F-4 becomes effective under the Securities Act, or, in the case of the Company Proxy Statement, at the date of mailing to stockholders and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. If at any time prior to the date of the consummation of the Merger any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent which should be set forth in an amendment and/or a supplement to the Form F-4 or the Company Proxy Statement, so that the Form F-4 or the Company Proxy Statement would not, at the time the Form F-4 becomes effective under the Securities Act, or, in the case of the Company Proxy Statement, at the date of mailing to stockholders and at the time of the Company Stockholder Meeting, include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Party which discovers this information shall promptly notify the other Party and, to the extent required by Law, an appropriate amendment or supplement describing that information shall be promptly filed with the SEC or any other applicable Governmental Entity and, to the extent required by Law, disseminated to the Company's stockholders.

               3.4.1.3. Each of Parent and the Company will use reasonable best efforts to cause the Parent Documents (as defined in Section 3.4.2) or the Company Proxy Statement, as applicable, to be mailed to its respective shareholders or stockholders, as applicable, as promptly as practicable after the date of this Agreement.

          3.4.2. The Company and Parent shall cooperate and Parent shall promptly prepare and file with the UKLA (a) a circular to be sent to Parent shareholders in connection with the Parent Shareholders Meeting (as defined in Section 3.5) (the "Parent Circular"), containing (i) a notice convening the Parent Shareholders Meeting, (ii) any other information (if any) as may be required by the UKLA and (iii) any other information as Parent and the Company shall agree to include; and (b) listing particulars relating to Parent and its Subsidiaries and the Parent Ordinary Shares (the "Parent Listing Particulars," and the Parent Circular and the Parent Listing Particulars together being the "Parent Documents"). Parent agrees, as to itself and its Subsidiaries, that the Parent Documents and any supplements and any other circulars or documents issued to shareholders or employees of Parent, will contain all particulars relating to Parent required to comply in all material respects with all United Kingdom statutory and other legal provisions (including, without limitation, the Companies Act, the U.K. Financial Services Act 1986 and the rules and regulations made thereunder, and the rules and requirements of the UKLA, LSE, NYSE and the NASDAQ) and the Company and Parent each agrees, as to itself and its Subsidiaries, that all information contained in those documents with respect to itself or its Subsidiaries will be substantially in accordance with the facts and will not omit anything material likely to affect the import of that information. Parent will prepare (with the cooperation of the Company) a summary of the Parent Listing Particulars, which shall comprise a fair summary of the key information set out in the Parent Listing Particulars to be included in the Company Proxy Statement.

     Section 3.5. Meetings. The Company will take all action necessary to convene a meeting to be held as promptly as practicable after the Form F-4 has been declared effective by the SEC, of the holders of Company Common Shares and Company Money Market Preferred Shares at which those stockholders will vote with respect to the adoption of this Agreement (the "Company Stockholders' Meeting"). Parent will take all action necessary to convene, as promptly as practicable, after the Parent Documents have been approved by the LSE, an extraordinary general meeting of Parent shareholders at which the resolutions specified in the next succeeding sentence will be proposed (the "Parent Shareholders Meeting"). Parent shall propose at the Parent Shareholders Meetings resolutions to approve all of the following transactions or matters: (1) (A) an increase in the authorized ordinary share capital of Parent and (B) the authorization of the Board of Directors of Parent to allot securities, including to the Company stockholders pursuant to the Merger (the "Parent Requisite Resolutions"), (2) the election of the Company Designees (as defined in
Section 3.9.3 of this Agreement) in accordance with Section 3.9.3, subject to the consummation of the Merger (the "Parent Director Resolutions"), and
(3) any additional resolutions necessary to effect the transactions contemplated by this Agreement.

     Section 3.6.   Filings; Other Actions; Notification.
                    ------------------------------------

          3.6.1. (a) Subject to Section 3.3.5 of this Agreement, the Company and Parent shall each cooperate with the other and (i) use (and shall cause their respective Subsidiaries to use) their reasonable best efforts promptly to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable under this Agreement and applicable Laws to consummate the Merger and the other transactions contemplated by this Agreement as promptly as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, and (ii) use (and shall cause their respective Subsidiaries to use) reasonable best efforts to obtain as promptly as practicable all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any third party, including the Company Required Consents and Parent Required Consents, necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement. Parent shall offer to take (and if this offer is accepted, commit to take) all steps which, to the extent consistent with its use of reasonable best efforts, it is capable of taking to avoid or eliminate impediments under any antitrust, competition, or trade regulation law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Effective Time to occur as promptly as possible and shall use its reasonable best efforts to defend through litigation on the merits any claim asserted in any court by any party, including appeals. Without limiting the foregoing, Parent shall, to the extent consistent with its use of reasonable best efforts, (x) propose, negotiate, offer to commit and effect (and if this offer is accepted, commit to and effect), by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of any assets or businesses or otherwise or (y) offer to take, or offer to commit to take, any action limiting its freedom of action with respect to, any businesses, services, or assets, in each case in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that prohibits consummation of the Merger.

          (b) Notwithstanding anything contained in this Agreement to the contrary, neither Party shall be required by this Section 3.6.1 to take any action, including to accept or agree to any conditions, terms or restrictions or any disposition of assets or businesses, as the case may be, (x) which are not conditioned on consummation of the Merger or (y) which, individually or in the aggregate, would have a Material Adverse Effect on Parent, the Company and their respective Subsidiaries taken together after giving effect to the Merger.

          (c) The Company shall not accept or agree to any conditions, terms, or restrictions or any disposition of assets or business pursuant to this Section 3.6.1 without the prior written consent of Parent (not to be unreasonably withheld). Subject to applicable Laws relating to the exchange of information, the Company and Parent shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to the Company and its Subsidiaries or Parent and its Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing right, each of the Company and Parent shall act reasonably and as promptly as practicable.

          3.6.2. The Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and stockholders, as applicable, and any other matters as may be reasonably necessary or advisable in connection with the Form F-4, the Company Proxy Statement, the Parent Documents or any other necessary filing, notice, statement, registration, submission of information or application made by or on behalf of the Company or Parent or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

          3.6.3. The Company and Parent each shall keep the other apprised of the status of matters relating to the Merger and the other transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received by the Company or Parent, as the case may be, or any of its Subsidiaries, from any third party whose consent or approval is required or advisable and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. The Company and Parent each shall give reasonably prompt notice to the other of any change which in its good faith judgement would have a Material Adverse Effect on it or of any failure of any condition set forth in Article IV to the other Party's obligations to effect the Merger.

          3.6.4. Prior to making any filing, notice, petition, statement, registration, submission of information or application to or with any third party and/or Governmental Entity (including any securities exchange) in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and except as may be required by Law or by obligations pursuant to any listing agreement with or the rules of any securities exchange, each Party shall make all reasonable best efforts to consult with the other Party with respect to the content of the filing, notice, petition, statement, registration, submission of information or application and to provide the other Party with copies of the proposed filing, notice, petition, statement, registration, submission of information or application. The Company and Parent each shall not agree to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the Merger and the other transactions contemplated by this Agreement unless it consults with the other Party in advance and, to the extent practicable and permitted by the Governmental Entity, gives the other Party the opportunity to attend and participate thereat.

          3.6.5. In the event any claim, action, suit, investigation or other proceeding by any Governmental Entity or other Person or other legal or administrative proceeding is commenced that questions the validity or legality of this Agreement, the Merger or the other transactions contemplated by this Agreement or claims or damages in connection therewith, the Parties agree to cooperate and use commercially reasonable efforts, subject to the limitations set forth in Section 3.6.1, to defend against and respond thereto.

     Section 3.7. Access. In order to facilitate the consummation of the Merger and the other transactions contemplated by this Agreement, the Parties agree that, upon reasonable request to any Parent Executive Director or Company Officer, as the case may be, designated for the purpose, and except as may otherwise be required by applicable Law, the Company and Parent each shall (and shall cause its Subsidiaries to) provide reasonable access to the Representatives of the other, during normal business hours throughout the period prior to the Effective Time, to its properties, books, contracts and records and, during this period, each shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested; provided that no receipt of information pursuant to this Section 3.7 shall affect or be deemed to modify any representation or warranty made by the Company or Parent hereunder; and provided, further, that the foregoing shall not require the Company or Parent to permit any inquiry, or to disclose any information, that in the reasonable judgment of the Company or Parent, as the case may be, would (i) violate any antitrust or competition Law or (ii) result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality to third parties if the Company or Parent, as the case may be, shall have used commercially reasonable efforts to obtain the consent of the third party to inspection or disclosure. All of this information shall be governed by the terms of the Confidentiality Agreement, including without limitation all information disclosed in the Disclosure Schedules, and the Company and Parent, and each of their respective Subsidiaries, shall use commercially reasonable efforts to maintain the confidentiality of all of the information disclosed in the Disclosure Schedules.

     Section 3.8. Publicity. The initial press release concerning this Agreement, the Merger and the other transactions contemplated by this Agreement shall be a joint press release, and thereafter the Company and Parent shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement.

     Section 3.9.   Benefits and Other Matters.
                    --------------------------

          3.9.1.   Employee Benefits.
                   -----------------

               3.9.1.1. For at least the twelve month period immediately following the Effective Time, Parent will, or will cause the Surviving Corporation to, provide to Company Employees (i) salary, incentive compensation and other employee benefits (other than equity-based benefits and compensation) which in the aggregate are substantially comparable to the benefits provided pursuant to the Company's and its Subsidiaries' plans, programs, policies and arrangements immediately prior to the Effective Time and (ii) equity-based benefits and compensation pursuant to criteria and procedures established by Parent which will be substantially similar to the criteria and procedures applied to similarly situated employees of Parent or its Subsidiaries; provided, however, that, (x) with respect to Company Employees who are subject to collective bargaining or other labor agreements, all benefits shall be provided in accordance with the applicable collective bargaining or other labor agreements and (y) with respect to Company Employees party to an employment agreement with the Company, all salary, incentive compensation and other employee benefits shall be provided in accordance with the employment agreement with the Company Employee; and provided, further, that except as set forth in the following sentence the foregoing shall not be construed to limit Parent's flexibility in determining the design of any benefit plan or program. In respect of the annual bonus payable to the Company Employees for service rendered in calendar year 2000, Parent will, or will cause the Surviving Corporation to, continue to honor the terms and conditions of and obligations (whether existing as of the date of this Agreement or thereafter) under the Company's year 2000 annual bonus program and the award or participation agreements thereunder (the "2000 Bonus Program"), which 2000 Bonus Program will be administered consistent with the Company's historic annual bonus programs. The Company represents to Parent, and Parent hereby acknowledges that, for purposes of the Company's Change in Control Severance Plan, the "Service Supplement" and the "Severance Factor" shall be, for purposes of persons identified in Section 2.1.10 of the Company Disclosure Schedule as "Tier 1", "Tier 2" and "Tier 3" employees, 3, 2 and 1, respectively.

               3.9.1.2. As of and after the Effective Time, Parent will, or will cause the Surviving Corporation to, give Company Employees full credit for purposes of eligibility and vesting and benefit accruals and determinations (but not for purposes of benefit accruals or determinations under any defined benefit pension plans, to the extent this credit would result in a duplication of benefits for the same period of service), under any employee compensation and incentive plans, benefit plans, programs, policies and arrangements maintained for the benefit of Company Employees as of and after the Effective Time by Parent, its Subsidiaries or the Surviving Corporation for the Company Employees' service with the Company, its Subsidiaries and their predecessor entities to the same extent recognized by the Company immediately prior to the Effective Time. Parent will, or will cause its Subsidiaries, to provide each Company Employee with credit for any co-payments and deductibles incurred prior to the Effective Time (or that later transition date to new welfare benefits plans as defined in Section 3(1) of ERISA) for the calendar year in which the Effective Time (or that later transition date) occurs, in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that the Company Employees are eligible to participate in after the Effective Time.

               3.9.1.3. From and after the Effective Time, Parent will honor, and will cause its Subsidiaries to honor, in accordance with its terms, (x) each existing employment, change of control, severance and termination plan, policy or agreement of or between the Company or any of its Subsidiaries and any officer, director or employee of that company, equity-based plans, programs or agreements, bonus plans or programs and (y) all obligations pursuant to outstanding restoration plans, equity-based plans, programs or agreements, bonus plans or programs, bonus deferral plans, vested and accrued benefits under any employee benefit plan, program or arrangement of the Company or its Subsidiaries and similar employment, compensation and benefit arrangements and agreements in effect as of the Effective Time, in each case to the extent legally binding on the Company or any of its Subsidiaries.

          3.9.2. Director and Officer Indemnification and Insurance. (a) Parent agrees that all rights to indemnification and all limitations on liability existing in favor of any Indemnitee (as defined below) in respect of acts or omissions of these Indemnitees on or prior to the Effective Time as provided in the certificate of incorporation and by-laws of the Company or an agreement between an Indemnitee and the Company or its Subsidiaries in effect as of the date of this Agreement shall continue in full force and effect in accordance with its terms.

               (b) For six years after the Effective Time, Parent shall indemnify and hold harmless the individuals who on or prior to the Effective Time were officers or directors of the Company or any of its Subsidiaries (the "Indemnitees") to the same extent as set forth in Section 3.9.2(a) above with respect to all actions or omissions by them in their capacities as officers or directors of the Company, or taken by them at the request of, the Company or any of its Subsidiaries. In the event any claim in respect of which indemnification is available pursuant to the foregoing provisions is asserted or made within that six-year period, all rights to indemnification shall continue until the claim is disposed of or all judgments, orders, decrees or other rulings in connection with the claim are duly satisfied.

               (c) For six years after the Effective Time, Parent agrees that it will or will cause the Surviving Corporation to indemnify and hold harmless the Indemnitees against any costs or expense (including reasonable attorney's fees), judgements, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters relating to their duties or actions in their capacity as officers and directors and existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law (and Parent shall, or shall cause the Surviving Corporation to, also advance fees and expenses (including reasonable attorney's fees) as incurred to the fullest extent permitted under applicable law; provided that the person to whom expenses are advanced provides a customary undertaking complying with applicable law to repay these expenses if it is ultimately determined that this person is not entitled to indemnification). The Certificate of Incorporation of the Surviving Corporation shall contain provisions not less favorable with respect to indemnification than are set forth in Article X of the Company's Certificate of Incorporation, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnitees.

               (d) For six years after the Effective Time, Parent shall procure the provision of officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each Person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and in amounts no less favorable than those of the policy in effect on this date; provided, however, that during this period, Parent shall not be required to procure any coverage in excess of the amount that can be obtained for the remainder of the period for an annual premium of 200% of the current annual premium paid by the Company for its existing coverage.

               (e) The obligations of Parent under this Section 3.9.2 shall not be terminated or modified in a manner as to adversely affect any Indemnitee to whom this Section 3.9.2 applies without the consent of the affected Indemnitee (it being expressly agreed that the Indemnitees to whom this Section 3.9.2 applies are intended to and shall be third party beneficiaries of this Section 3.9.2).

          3.9.3. Directors and Officers of Parent. The Board of Directors of Parent shall take all action necessary so that, at the Effective Time, the Board of Directors of Parent shall consist of: sixteen (16) directors,
(x) ten (10) of which shall be selected by the Board of Directors of Parent prior to the Effective Time from among the directors of Parent (the "Parent Designees"), (y) five (5) current directors of the Company listed on Exhibit C (the "Company Designees") and (z) Mr. Masao Inagaki. If any of the Company Designees are unable to serve due to death, illness, disability or any other similar reason, prior to the Effective Time, the Company shall select a replacement who shall be a "Company Designee" subject to Parent's approval not to be unreasonably withheld; provided that at least one Company Designee shall be neither a U.S. citizen nor a U.S. resident for purposes of Rule 3b-4(c)(2)(i) under the Exchange Act (this Company Designee, a "Non-US Company Designee"). If during a two year period after the Effective Time any Company Designee ceases to be a member of the Board of Directors of Parent due to retirement, resignation, death, illness, disability or similar reason, the remaining Company Designees shall be entitled to recommend a replacement (reasonably acceptable to Parent), who if so appointed shall be for purposes of this sentence a "Company Designee." Subject to the provisions of the memorandum and articles of association of Parent and its fiduciary duties under applicable Law, Parent's Board of Directors shall appoint the recommended replacement to Parent's Board of Directors; provided that if a Non-US Company Designee is to be replaced, the recommended replacement shall be neither a U.S. citizen nor a U.S. resident for purposes of Rule 3b-4(c)(2)(i) under the Exchange Act. In the event that Mr. Inagaki is unable to serve due to death, illness, disability or other similar reason, Parent shall select a replacement (reasonably acceptable to the Company Designees) who is neither a U.S. citizen or a U.S. resident for purposes of Rule 3b-4(c)(2)(i) under the Exchange Act. Following the Effective Time, a majority of the meetings of the Board of Directors of Parent in each year shall be held in London, England. As of the Effective Time, the Company's current Chief Executive Officer shall be the Chairman of the Company, and the Company's current Chief Financial Officer shall be the President and CEO of the Company following the Effective Time.

     Section 3.10. Expenses. Except as otherwise provided in Section
5.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring the expense, except that the Company and Parent shall share equally the costs and expenses of filing, printing and distributing the Form F-4, the Company Proxy Statement, the Parent Documents and related documents.

     Section 3.11.   Other Actions by the Company and Parent.
                     ---------------------------------------

          3.11.1. Takeover Statutes. Subject to their respective fiduciary duties under applicable Law, if any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of the Company and Parent and their respective Board of Directors shall, subject to applicable Law, grant any approvals and take any actions as are necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement, and otherwise act to eliminate or minimize the effects of any Takeover Statute on these transactions.

          3.11.2. Dividends. After the date of this Agreement, each of Parent and the Company shall coordinate with the other as to the declaration of any dividends in respect of Parent Ordinary Shares and Company Common Shares and the record dates, it being the intention of the Parties that Persons who are holders of Company Common Shares prior to the Merger and holders of Parent Ordinary Shares or Parent Depositary Shares receive in respect of the calendar year in which the Closing Date occurs either (x) four quarterly dividends in respect of their Company Common Shares, (y) two semi-annual dividends in respect of the Parent Ordinary Shares or Parent Depositary Shares they receive pursuant to the Merger or
(z) two quarterly dividends in respect of their Company Common Shares and one semi-annual dividend in respect of the Parent Ordinary Shares or Parent Depositary Shares they receive pursuant to the Merger.

     Section 3.12. Trading/Listing Applications; Establishment of
Parent Depositary Shares. Parent shall promptly prepare and submit to the LSE an application with respect to the admission of the Parent Ordinary Shares to trading on the LSE and to the NASDAQ a listing application in respect of the Parent Depositary Shares issuable pursuant to the Merger, and shall use reasonable best efforts to obtain, prior to the Effective Time, approval for the admission to trading of the Parent Ordinary Shares, in the case of the LSE, subject to allotment, and the listing of the Parent Depositary Shares, in the case of the NASDAQ, subject to official notice of issuance. Parent will prior to the Effective Time enter into all necessary agreements with the Depositary and other parties to establish the Parent Depositary Shares deliverable pursuant to the Merger.

     Section 3.13.   Letters of Accountants.
                     ----------------------

          (a) The Company shall use commercially reasonable efforts to cause to be delivered to Parent "comfort" letters of PricewaterhouseCoopers LLP, the Company's independent public accountants, dated the effective date of the Form F-4 and the Closing Date, respectively, and addressed to the Company and its directors and Parent and its directors, in form reasonably satisfactory to Parent and customary in scope and substance for "comfort" letters delivered by independent public accountants in connection with registration statements similar to the Form F-4.

          (b) Parent shall use commercially reasonable efforts to cause to be delivered to the Company "comfort" letters of Arthur Anderson, Parent's independent public accountants, dated the effective date of the Form F-4 and the Closing Date, respectively, and addressed to Parent and its directors and the Company and its directors, in form reasonably satisfactory to the Company and customary in scope and substance for "comfort" letters delivered by independent public accountants in connection with registration statements similar to the Form F-4.

     Section 3.14. Agreements of Company Affiliates. The Company shall promptly cause to be prepared and delivered to Parent a list identifying all persons who may be deemed to be as of the date of the Company Stockholders Meeting "affiliates" of the Company for purposes of Rule 145 under the Securities Act (the "Company Affiliates"), and shall use commercially reasonable efforts to cause each Company Affiliate to deliver to Parent an executed agreement in the form attached as Exhibit D as promptly as practicable prior to the Closing Date.

     Section 3.15. Tax Representation Letters. Parent shall deliver to counsel to Parent and to counsel to the Company as of the Closing Date a "Tax Representation Letter" substantially in the form attached as Exhibit E and containing any other customary representations as shall be necessary to enable each counsel to render the opinions described in Sections 4.2.3 and
4.3.3 of this Agreement. The Company shall deliver to counsel to the Company and to counsel to Parent as of the Closing Date a Tax Representation Letter substantially in the form attached as Exhibit F and containing any other customary representations as shall be necessary to enable counsel to render the opinions described in Sections 4.2.3 and 4.3.3 of this Agreement.

     Section 3.16. Section 16(b). Parent and the Company shall take all steps reasonably necessary to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

     Section 3.17. Employee and No-Sale Agreements to be Entered into by Designees. The Company and Parent shall use their reasonable best efforts to induce each of the employees and/or stockholders of the Company and its Subsidiaries designated by the Group Chief Executive of Parent in consultation with the Chief Executive Officer of the Company to enter into an Employment Agreement (including the terms discussed prior to the date of this Agreement) and/or a No-Sale Agreement, in each case as designated prior to the Effective Time; provided that, with respect to any Person who does not enter into an Employment Agreement and/or No-Sale Agreement, nothing in this Section 3.17 shall affect the rights this Person may have under any existing employment agreements, severance plans or arrangements in which this Person is a party or participant.

     Section 3.18.   Headquarters; Name.
                     ------------------

          3.18.1. Headquarters of the Parent. The main headquarters and company offices of Parent will continue to be located in London, England after the Effective Time.

          3.18.2. Headquarters of Advertising Agencies of the Company. The headquarters of each advertising agency operated by the Company and/or any of its Subsidiaries that, as of the date of this Agreement, is located in the United States will continue to be located in the United States after the Effective Time.

          3.18.3. Name of Parent. Parent shall maintain its current company name after the Effective Time.

     Section 3.19.   Convertible Notes.
                     -----------------

          3.19.1. If required by the terms of the Convertible Notes Indenture, Parent shall make, or shall cause the Company to make, a Designated Event Offer, as defined in the Indenture dated as of January 20, 2000 for the Company's 3% Convertible Subordinated Notes (the "Convertible Notes Indenture"), in accordance with Sections 3.08 and 4.07 thereof, to all the holders of convertibles notes ("Note Holders") under the Convertible Notes Indenture.

          3.19.2. To the extent requested by Parent, the Company shall use its reasonable best efforts to cooperate in obtaining, prior to the Closing Date, the consent of the Note Holders as is necessary under the Convertible Notes Indenture to amend the Convertible Notes Indenture to remove Section
4.02 (other than the first sentence thereof); provided that if this Agreement is terminated prior to the consummation of the Merger, Parent shall reimburse the Company for its out of pocket fees and expenses (including any consent fee paid but only to the extent requested by Parent) incurred pursuant to this Section 3.19.2.

     Section 3.20. Treatment of Holders of Parent Depositary Shares. (a) Parent shall, at or prior to the Effective Time, enter into an amendment to the Deposit Agreement with the Depositary to require that Parent deliver to the Depositary for mailing, and if so delivered, the Depositary shall mail or cause to be mailed, to the registered holders of Parent Depositary Shares any reports mailed or otherwise distributed to holders of Parent Ordinary Shares. This amendment shall be reasonably satisfactory to the Company.

          (b) Parent shall include for consideration by its shareholders at the first annual general meeting of Parent after the Effective Time and, subject to its fiduciary duties, the Board of Directors of Parent shall recommend the approval of a resolution to approve amendments to Parent's articles of association in order to provide, to the extent reasonably practicable, for the holders of Parent Depositary Shares substantially the same rights as holders of Parent Ordinary Shares, including with respect to the rights to receive notice of, attend, speak and vote at general meetings of holders of Parent Ordinary Shares including by providing for the appointment of multiple proxies and sub-proxies and by providing that all votes on special and extraordinary resolutions be taken on a poll. If these amendments are approved, Parent shall cause the Deposit Agreement to be amended to the extent reasonably necessary to give effect to these amendments to Parent's articles of association. In addition, the Parent shall include for consideration by its shareholders at the first annual general meeting of Parent after the Effective Time and, subject to its fiduciary duties, the Board of Directors of Parent shall recommend approval of, a resolution to amend the Parents' articles of association to provide for the delivery of notice of Parent board meetings to directors outside the United Kingdom (whether or not requested by a director).

     Section 3.21 Transition Committee. (a) The Parties will maintain, during the period from the date of this Agreement through the first anniversary of the Effective Time, a transition committee (the "Transition Committee") initially comprised of the Company's current Chief Executive Officer (who shall be Chairman of the Transition Committee) and Chief Financial Officer (the "Company Committee Members") and Parent's current Group Chief Executive and Group Finance Director (the "Parent Committee Members"). The Transition Committee shall not be responsible for controlling the operation of the businesses of the Company or Parent. During the period from the Effective Time until the first anniversary of the Effective Time, unless approved by a majority of the members of the Transition Committee, Parent shall not, and shall not permit any of its Subsidiaries to, (x) cause any of the material businesses of the Company or any of its Subsidiaries existing as of the date of this Agreement to be combined with any business of, or held by, Parent or any of its Subsidiaries (other than the Company and its Subsidiaries) or (y) offer any employee of the Company or any of its Subsidiaries employment with Parent or any Subsidiary of Parent (other than the Company or any of its Subsidiaries). In the event that any Parent Committee Member or Company Committee Member shall not become, or, prior to the first anniversary of the Effective Time, shall cease to be, for any reason, a member of the Transition Committee, the remaining Parent Committee Member (if the person ceasing to be a member was a Parent Committee Member) or Company Committee Member (if the person ceasing to be a member was a Company Committee Member) shall select a replacement Parent Committee Member or Company Committee Member, as applicable, who shall be (x) if selected by the remaining Company Committee Member, an employee of the Company or any of its Subsidiaries, and (y) if selected by the remaining Parent Committee Member, an employee of Parent or any of its Subsidiaries.

          (b) In the event that Parent breaches any of the provisions of
Section 3.21(a) (and Parent fails to cure the breach within thirty (30) business days after having received written notice from any Company Committee Member setting forth in reasonable detail the action or inaction giving rise to the breach), any party to a No-Sale Agreement shall have the right during the thirty (30) day period thereafter to terminate the provisions of Section 1(a) of the No-Sale Agreement, which upon this termination the provisions of that Section will be of no further force and effect.

                                 ARTICLE IV

                                 CONDITIONS

     Section 4.1. Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to effect the Merger are subject to the satisfaction or waiver of each of the following conditions:

          4.1.1. Shareholder Approvals. (a) This Agreement shall have been adopted by the stockholders of the Company constituting the Company Requisite Vote and (b) the Parent Requisite Resolutions and the Parent Director Resolutions shall have been duly approved by the shareholders of Parent constituting the Parent Requisite Vote.

          4.1.2. Regulatory Consents. (a) All the Company Required Consents and Parent Required Consents from or with any Governmental Entity in connection with the consummation of the Merger and the other transactions contemplated by this Agreement shall have been made or obtained, and (b) all other consents, approvals, declarations and authorizations of any Governmental Entity of competent jurisdiction the failure of which to have been obtained prior to the Effective Time would, individually or in the aggregate, have a Material Adverse Effect on Parent or a Material Adverse Effect on the Company after the Effective Time, or make illegal the consummation of the Merger (these consents, approvals, declarations and authorizations, together with the Company Required Consents and the Parent Required Consents, the "Governmental Consents") shall have been obtained. No Governmental Consents shall contain any terms or impose any condition or restriction relating or applying to, or requiring changes in or limitations on, the operation of any asset or businesses of the Company, Parent or any of their respective Subsidiaries which term, condition or restriction, individually or in the aggregate, would have a Material Adverse Effect on Parent, the Company and their respective Subsidiaries, taken as a whole after giving effect to the Merger.

          4.1.3. Laws and Orders. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Merger, or that would materially frustrate the express intent and purposes of this Agreement (collectively, "Order") and no Governmental Entity of competent jurisdiction has instituted a proceeding that would, individually or in the aggregate, have a Material Adverse Effect on Parent, the Company and their respective Subsidiaries, taken as a whole after giving effect to the Merger.

          4.1.4. Effectiveness of Form F-4. The Form F-4 shall have become effective and no stop order suspending the effectiveness of the Form F-4 shall then be in effect, and no proceeding for that purpose shall then be threatened by the SEC or shall have been initiated by the SEC and not concluded or withdrawn and all state securities or "blue sky" permits or approvals required to consummate the Merger shall have been received.

          4.1.5. Listing and Trading. The Parent Ordinary Shares to be issued pursuant to the Merger shall have been admitted to the Official List of the UKLA and to trading on the main market of the LSE and this admission shall have become effective in accordance with the rules and regulations of the UKLA and the LSE and the Parent Depositary Shares to be issued shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

     Section 4.2. Conditions to Obligations of Parent and Merger Sub.
The obligation of Parent to effect the Merger is also subject to the satisfaction or waiver by Parent prior to the Closing Date of the following conditions:

          4.2.1. Representations and Warranties of the Company. Each representation and warranty of the Company set forth in this Agreement shall be true and correct in all material respects when made and as of the Closing Date as if made on and as of that date (provided that those representations and warranties which are by their express provisions made as of a specific date need be true and correct only as of the specified date), except to the extent that the failures of the representations and warranties to be true and correct, taken together, would not reasonably be expected to have a Material Adverse Effect on the Company (it being understood that, for purposes of determining the accuracy of any representations and warranties, all "Material Adverse Effect" qualifications and other qualifications based on the word "material" contained in the representations and warranties shall be disregarded), provided, however, that the foregoing Material Adverse Effect qualifier shall be inapplicable with respect to the representations and warranties contained in Section 2.1.2(a), which shall be true and correct in all material respects, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to that effect.

          4.2.2. Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations and covenants required to be performed by or complied with by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to that effect.

          4.2.3. Tax Opinion. Parent shall have received an opinion from Fried, Frank, Harris, Shriver & Jacobson (or, if Fried, Frank, Harris, Shriver & Jacobson refuses to issue this opinion, from other counsel reasonably satisfactory to Parent), dated as of the Closing Date, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in the opinion, (i) the Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368 of the Code (ii) Parent will be treated as a corporation under Section 367(a) of the Code with respect to each transfer of property thereto pursuant to the Merger, (iii) no gain or loss will be recognized by the stockholders of the Company who exchange Company Common Shares solely for Parent Ordinary Shares or Parent Depositary Shares pursuant to the Merger (except with respect to cash received in lieu of fractional interests in Parent Depositary Shares or Parent Ordinary Shares), and (iv) each of Parent, Merger Sub and the Company will be a party to the reorganization within the meaning of Section 368 of the Code. The opinion set forth in clause (ii) may assume that any stockholder who is a "five-percent transferee shareholder" with respect to Parent within the meaning of United States Treasury Regulation Section 1.367(a)-3(c)(5)(ii) files the agreement described in United States Treasury Registration
Section 1.3.67(a) - 3(c)(1)(iii)(B). In rendering its opinion, counsel shall be entitled to rely upon customary representations of Parent and the Company reasonably requested by counsel, including, without limitation, those contained in the Tax Representation Letters substantially in the form of Exhibits E and F.

     Section 4.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company prior to the Closing Date of the following conditions:

          4.3.1. Representations and Warranties of Parent . Each representation and warranty of Parent set forth in this Agreement shall be true and correct in all material respects when made and as of the Closing Date as if made on and as of that date (provided that those representations and warranties which are by their express provisions made as of a specific date need be true and correct only as of the specified date), except to the extent that the failures of the representations and warranties to be true and correct, taken together, would not reasonably be expected to have a Material Adverse Effect on Parent (it being understood that, for purposes of determining the accuracy of any representations and warranties, all "Material Adverse Effect" qualifications and other qualifications based on the word "material" contained in the representations and warranties shall be disregarded), provided, however, that the foregoing Material Adverse Effect qualifier shall be inapplicable with respect to the representations and warranties contained in Section 2.2.2(a), which shall be true and correct in all material respects, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to that effect.

          4.3.2. Performance of Obligations of Parent. Parent shall have performed in all material respects all obligations and covenants required to be performed by or complied with by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to that effect.

          4.3.3. Tax Opinion. The Company shall have received an opinion from Wachtell, Lipton, Rosen & Katz (or, if Wachtell, Lipton, Rosen & Katz refuses to issue this opinion, from other counsel reasonably satisfactory to the Company), dated as of the Closing Date, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in the opinion, (i) the Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368 of the Code,
(ii) Parent will be treated as a corporation under Section 367(a) of the Code with respect to each transfer of property thereto pursuant to the Merger, (iii) no gain or loss will be recognized by the stockholders of the Company who exchange Company Common Shares solely for Parent Ordinary Shares or Parent Depositary Shares pursuant to the Merger (except with respect to cash received in lieu of fractional Parent Depositary Shares or Parent Ordinary Shares) and (iv) each of Parent, Merger Sub and the Company will be a party to the reorganization within the meaning of Section 368 of the Code. The opinion set forth in clause (ii) may assume that any stockholder who is a "five-percent transferee shareholder" with respect to Parent within the meaning of United States Treasury Regulation Section 1.367(a)-3(c)(5)(ii) files the agreement described in United States Treasury Registration Section 1.367(a) - 3(c)(1)(iii)(B). In rendering this opinion, counsel shall be entitled to rely upon customary representations of Parent and the Company reasonably requested by counsel, including, without limitation, those contained in the Tax Representation Letters substantially in the form of Exhibits E and F.

                                 ARTICLE V

                                TERMINATION

     Section 5.1. Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the stockholders of the Company and/or the approval of the Parent Requisite Resolutions and Parent Director Resolutions by the shareholders of Parent, by mutual written consent of the Company and Parent, by action of their respective Boards of Directors.

     Section 5.2. Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of either Parent or the Company if (i) the Merger shall not have been consummated by the nine month anniversary of the date of this Agreement (the "Termination Date"), whether this date is before or after the date of adoption of this Agreement by stockholders of the Company and/or after the date of the approval of the Parent Requisite Resolutions and Parent Director Resolutions by shareholders of Parent; provided that the right to terminate this Agreement pursuant to this clause (i) shall not be available to any Party whose failure to fulfill in any material respect its obligations under this Agreement has caused or resulted in the Merger to have been consummated, on or before the Termination Date; (ii) a Governmental Entity of competent jurisdiction shall have enacted any Law or issued a final non-appealable permanent injunction or order that prohibits the consummation of the Merger; provided that the right to terminate this Agreement pursuant to this clause (ii) shall not be available to any Party who has not used commercially reasonable efforts to prevent this Law from being enacted or this injunction or order from being issued or this injunction or order is due to a material breach by that Party of its obligations under this Agreement; (iii) the Company Requisite Vote shall not have been obtained at a duly held Company Stockholders Meeting, including any adjournments or postponements; or (iv) the Parent Requisite Vote shall not have been obtained at a duly held Parent Shareholders Meeting, including any adjournments or postponements.

     Section 5.3. Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the stockholders of the Company, by action of the Board of Directors of the Company, if (i) the Board of Directors of Parent shall have withdrawn or adversely modified its recommendations that Parent's shareholders vote to approve the Parent Requisite Resolutions or the Parent Director Resolutions; (ii) Parent or its Board of Directors shall recommend an Acquisition Proposal to its shareholders; or (iii) any representation or warranty of Parent contained in this Agreement shall be inaccurate or Parent shall breach any covenant or agreement contained in this Agreement, in either case as a result of which (because of the failure of Parent to cure within twenty (20) business days following written notice of this breach from the Company) a condition set forth in Sections 4.3.1 or 4.3.2 would not be satisfied prior to or as of the Termination Date.

     Section 5.4. Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the shareholders of Parent vote to approve the Parent Requisite Resolution, by action of the Board of Directors of Parent, if (i) the Board of Directors of the Company shall have withdrawn or adversely modified its recommendation that the Company's stockholders vote to adopt this Agreement and the transactions contemplated by this Agreement; (ii) the Company or its Board of Directors shall recommend an Acquisition Proposal to its stockholders; or (iii) any representation or warranty of the Company contained in this Agreement shall be inaccurate or the Company shall breach any covenant or agreement contained in this Agreement, in either case as a result of which (because of the failure of the Company to cure within twenty (20) business days following written notice of this breach from Parent) a condition set forth in Sections 4.2.1 or 4.2.2 would not be satisfied prior to or as of the Termination Date.

     Section 5.5.   Effect of Termination and Abandonment.
                    -------------------------------------

          5.5.1. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article V, this Agreement (other than as set forth in Section 6.1) shall become void and of no effect with no liability on the part of either Party (or of any of their Representatives); provided, however, that no termination shall relieve either Parent or the Company of any liability for damages resulting from any willful and intentional breach of this Agreement or from any obligation to pay, if applicable, the amounts payable pursuant to Section 5.5.2 or 5.5.3.

          5.5.2. (a) If:

          (i) Parent shall terminate this Agreement pursuant to clauses (i) at a time when an Acquisition Proposal for the Company is pending or
     (ii) of Section 5.4; or

          (ii) any Person shall have made an Acquisition Proposal relating to the Company or shall have publicly announced an Acquisition Proposal (or an intention to make an Acquisition Proposal) and thereafter (x) this Agreement is terminated pursuant to clause (iii) of Section 5.2, by the Company pursuant to clause (i) of Section 5.2 (except if the Parent Requisite Vote has not been obtained prior to this termination; provided that if the Parent Shareholders Meeting has not been held prior to the time of this termination, this exception shall not be applicable if an inaccuracy of a representation or warranty of the Company contained in this Agreement, or the failure of the Company to comply with any of its obligations contained in this Agreement, is the primary cause of, or resulted in, the Parent Shareholders Meeting not having been held), or pursuant to clause
     (iii) of Section 5.4 and (y) within 9 months after the termination of this Agreement, the Company enters into an agreement in respect of any Acquisition Proposal or a transaction pursuant to an Acquisition Proposal is consummated, then in any case as described in clause (i) or (ii) the Company shall pay to Parent (by wire transfer of immediately available funds not later than, in the case of clause (i), one (1) business day following the date of termination of this Agreement or, in the case of clause (ii), the date of the agreement in respect of the Acquisition Proposal or, if earlier, consummation of the transaction in respect thereof) an amount equal to $175 million (less, in the case of clause (ii), any amount previously or simultaneously paid by the Company to Parent pursuant to paragraph (b) of this Section 5.5.2).

          (b) If either the Company or Parent shall terminate this Agreement pursuant to clause (iii) of Section 5.2, then the Company shall pay to Parent (by wire transfer of immediately available funds) not later than the date of termination of this Agreement an amount equal to $25 million.

          (c) The Company acknowledges that the agreements contained in this Section 5.5.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails promptly to pay any amount due pursuant to this Section 5.5.2, and, in order to obtain the payment, Parent commences a suit which results in a judgment against the Company for the payment set forth in this Section 5.5.2, the Company shall pay to Parent its costs and expenses (including attorneys' fees) in connection with this suit, together with interest on the amount due from each date for payment until the date of the payment at the prime rate of Citibank, N.A. in effect on the date the payment was required to be made plus 2 percent.

          5.5.3. (a) If:

          (i) the Company shall terminate this Agreement pursuant to clauses (i) at a time when an Acquisition Proposal for Parent is pending or (ii) of Section 5.3; or

          (ii) any Person shall have made an Acquisition Proposal relating to Parent or shall have publicly announced an Acquisition Proposal (or the intention to make a proposal) and thereafter (x) this Agreement is terminated pursuant to clause (iv) of Section 5.2, by Parent pursuant to clause (i) of Section 5.2 (except if the Company Requisite Vote has not been obtained prior to the time of this termination; provided that if the Company Stockholders Meeting has not been held prior to the time of this termination, this exception shall not be applicable if an inaccuracy of a representation or warranty of Parent contained in this Agreement, or the failure of Parent to comply with any of its obligations contained in this Agreement is the cause of, or resulted in, the Company Stockholders Meeting not having been held), or pursuant to clause (iii) of Section 5.3 and (y) within 9 months after the termination of this Agreement, Parent enters into an agreement in respect of any Acquisition Proposal or a transaction pursuant to an Acquisition Proposal is consummated, then in any case as described in clause (i) or (ii) Parent shall pay to the Company (by wire transfer of immediately available funds not later than, in the case of clause (i), one (1) business day following the date of termination of this Agreement or, in the case of clause (ii), the date of the agreement in respect of the Acquisition Proposal or, if earlier, consummation of the transaction in respect thereof) an amount equal to $75 million (less, in the case of clause (ii), any amount previously or simultaneously paid by Parent to the Company pursuant to paragraph (b) of this Section 5.5.3).

          (b) If either Parent or the Company shall terminate this Agreement pursuant to clause (iv) of Section 5.2, then Parent shall pay to the Company (by wire transfer of immediately available funds) not later than the date of termination of this Agreement an amount equal to $25 million.

          (c) Parent acknowledges that the agreements contained in this
Section 5.5.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company would not enter into this Agreement; accordingly, if Parent fails promptly to pay an amount due pursuant to this Section 5.5.3 and, in order to obtain the payment, the Company commences a suit which results in a judgment against Parent for the payment set forth in this Section 5.5.3, the Parent shall pay to the Company its costs and expenses (including attorneys' fees) in connection with this suit, together with interest on the amount due from each date for payment until the date of the payment at the prime rate of Citibank, N.A. in effect on the date the payment was required to be made plus 2 percent.

                                 ARTICLE VI

                         MISCELLANEOUS AND GENERAL

     Section 6.1. Survival. This Article VI and the agreements of the Company and Parent contained in Sections 3.9, 3.18.2, 3.20 and 3.21 shall survive the Effective Time. This Article VI, the representations and warranties contained in Sections 2.1.9 and 2.2.9, the agreements of the Company and Parent contained in Sections 3.10, 5.5 and the last sentence of
3.7 shall survive the termination of this Agreement. All other representations, warranties, agreements and covenants in this Agreement shall not survive the Effective Time or the termination of this Agreement.

     Section 6.2 Modification or Amendment. This Agreement may be modified or amended by agreement of the Parties, by action taken or authorized by their respective Boards of Directors, at any time prior to the Effective Time; provided, however, that, after approval by shareholders, in the case of Parent, or stockholders, in the case of the Company, of the matters presented at the Company Stockholders Meeting or the Parent Shareholders Meeting, no modification or amendment shall be made which under applicable Law requires further approval by the shareholders or stockholders, as the case may be, without further approval. This Agreement may not be modified or amended except by an instrument in writing executed and delivered by duly authorized officers of each of the Parties.

     Section 6.3. Waiver of Conditions. Any provision of this Agreement may be waived prior to the Effective Time if, and only if, this waiver is in writing and signed by the Party against whom the waiver is to be effective.

     Section 6.4. Failure or Indulgence not Waiver; Remedies
Cumulative. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

     Section 6.5. Counterparts. This Agreement may be executed in any number of counterparts, each counterpart being deemed to be an original instrument, and all counterparts shall together constitute the same agreement.

     Section 6.6. Governing Law; Submission to Jurisdiction. (a) This Agreement shall be deemed to be made in, and in all respects shall be interpreted, construed and governed by and in accordance with the laws of the State of Delaware applicable to contracts to be performed wholly in that state, except to the extent, in the case of Parent, the Companies Act and English Law are applicable.

          (b) The Parties irrevocably submit to the jurisdiction of the courts of the State of Delaware and the federal courts of the United States of America, in each case located in the State of Delaware, solely in respect of the interpretation and enforcement of the provisions of this Agreement and in respect of the transactions contemplated by this Agreement and waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof, that it is not subject thereto or that any action, suit or proceeding may not be brought or is not maintainable in these courts or that the venue of these courts may not be appropriate or that this Agreement may not be enforced in or by these courts. The Parties consent to and grant any of these courts jurisdiction over the person of the Parties and over the subject matter of any dispute and agree that mailing of process or other papers in connection with any action or proceeding in the manner provided in Section 6.7, or in other manners as may be permitted by Law, shall be valid and sufficient service thereof.

     Section 6.7. Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (i) when sent if sent by facsimile, provided that the facsimile is promptly confirmed by telephone confirmation thereof, (ii) when delivered, if delivered personally to the intended recipient, and
(iii) one business day after date of guaranteed delivery later, if sent by overnight guaranteed delivery via a national courier service, and in each case, addressed to a Party at the following address for that Party:

          IF TO THE COMPANY:

               Young & Rubicam Inc.
               285 Madison Avenue
               New York, New York  10017
               Attention:   Stephanie W. Abramson, Esq.
               Telecopier:  (212) 210-5544

          with copies to

               Wachtell, Lipton, Rosen & Katz
               51 West 52nd Street
               New York, New York 10019
               Attention:   Martin Lipton, Esq.
                            Patricia A. Vlahakis, Esq.
               Telecopier:  (212) 403-2000

          and

               Freshfields
               65 Fleet Street
               London EC4T 2HS
               England
               Attention:   Edward Braham, Esq.
               Telecopier:  44-171-832-7001

          IF TO PARENT OR MERGER SUB:

               WPP Group PLC
               27 Farm Street
               London W1X 6RD
               England
               Attention:   Group Chief Executive
               Telecopier:  44-171-493-6819

          with copies to

               Fried, Frank, Harris, Shriver & Jacobson
               One New York Plaza
               New York, New York 10004
               Attention:   Arthur Fleischer, Jr., Esq.
                            Stuart Z. Katz, Esq.
               Telecopier:  (212) 859-4000

          and

               Davis & Gilbert
               1740 Broadway
               Third Floor
               New York, New York 10019
               Attention:   Philip S. Reiss, Esq.
                            Curt C. Myers, Esq.
               Telecopier:  (212) 765-7920

          and

               Allen & Overy
               One New Change
               London EC4M 9QQ
               England
               Attention:   Richard Cranfield, Esq.
                            Mark Gearing, Esq.
               Telecopier:  44-171-330-9999

or to any other Persons or addresses as may be designated in writing by the Party to receive this notice as provided above.

     Section 6.8. Entire Agreement. This Agreement (including the exhibits), the Disclosure Schedules (including the exhibits) and the Confidentiality Agreement (other than Sections 3 and 4 of the Confidentiality Agreement which are hereby terminated and have no further force and effect) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, between the Parties with respect to the subject matter of this Agreement. References to this Agreement shall for all purposes be deemed to include references to the Disclosure Schedules (including the exhibits). Except as set forth in Section 3.9.2, this Agreement is not intended to confer upon any Person other than the Parties any rights or remedies hereunder. No employee or former employee of the Company or Parent who is not a director of the Company or Parent shall be deemed a third party beneficiary with respect to any provision of this Agreement.

     Section 6.9 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions. If any provision of this Agreement, or the application to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision unless the substitution of that provision would materially frustrate the express intent and purposes of this Agreement and
(b) the remainder of this Agreement and the application of this provision to other Persons or circumstances shall not be affected by its invalidity or unenforceability, nor shall invalidity or unenforceability affect the validity or enforceability of this provision, or the application thereof, in any other jurisdiction.

     Section 6.10. Interpretation. The headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement. Where a reference in this Agreement is made to a Section or Exhibit, that reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

     Section 6.11. Assignment. This Agreement shall not be assignable by operation of law or otherwise, and any purported assignment in violation of this provision shall be void.

     Section 6.12. Specific Performance. Each Party acknowledges and agrees that the other Party could be irreparably damaged in the event that its obligations contained in this Agreement are not performed in accordance with their specific terms or are otherwise breached in each case on or prior to the Effective Time. Accordingly, each Party agrees that the other Party will be entitled to an injunction or injunctions to enforce specifically any covenants in any action in any court having personal and subject matter jurisdiction, in addition to any other remedy to which that Party may be entitled at law or in equity.

          IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of Parent, the Company and Merger Sub as of the date of this Agreement.

                                    WPP GROUP PLC



                                    By: /s/ Martin Sorrell
                                       ---------------------------------
                                       Name:  Martin Sorrell
                                       Title: Group Chief Executive



                                    YOUNG & RUBICAM INC.



                                    By: /s/ Thomas D. Bell, Jr.
                                       ---------------------------------
                                       Name:  Thomas D. Bell, Jr.
                                       Title: Chief Executive Officer




                                    YORK MERGER CORP.



                                    By: /s/ Martin Sorrell
                                       ---------------------------------
                                       Name:  Martin Sorrell
                                       Title: Chief Executive Officer